Exhibit 99.2

EXECUTION COPY

SECURITIES PURCHASE AGREEMENT

by and among

SEANERGY MARITIME HOLDINGS CORP.
as Seller

and

JELCO DELTA HOLDING CORP.
as Purchaser

Dated as of December 30, 2020

EXECUTION COPY

TABLE OF CONTENTS

ARTICLE I	DEFINITIONS	1

ARTICLE II	SALE AND PURCHASE OF UNITS	4

Section 2.01	Sale and Purchase	4

Section 2.02	Consideration	4

Section 2.03	Time and Place of Closing	4

Section 2.04	Closing Payments and Delivery of Units	4

ARTICLE III	CLOSING	4

Section 3.01	Deliveries	4

Section 3.02	Mutual Conditions	5

Section 3.03	Company’s Conditions	5

Section 3.04	Purchaser’s Conditions	6

ARTICLE IV	REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COMPANY	6

ARTICLE V	REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASER	9

Section 5.01	Organization	9

Section 5.02	Authorization; Enforcement	9

Section 5.03	No Conflicts	10

Section 5.04	Investment Representations	10

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EXECUTION COPY

ARTICLE VI	OTHER AGREEMENTS	11

ARTICLE VII	MISCELLANEOUS	15

SCHEDULE A	FORM OF REGISTRATION RIGHTS AGREEMENT
SCHEDULE B	FORM OF WARRANT
SCHEDULE C	FORM OF PRE-FUNDED WARRANT
SCHEDULE D	FORM OF OMNIBUS LOAN SUPPLEMENTAL AGREEMENT
SCHEDULE E	FORM OF OMNIBUS NOTE SUPPLEMENTAL AGREEMENT

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SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of December 30, 2020, by and between SEANERGY MARITIME HOLDINGS CORP., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or the “Seller”), and JELCO DELTA HOLDING CORP., a corporation organized under the laws of the Republic of the Marshall Islands (the “Purchaser”).

WHEREAS, the Purchaser and the Company have from time to time entered into the Loan Facilities.

WHEREAS, in exchange for, among other things, the full and final settlement of unpaid interest under the Loan Facilities for the period of January 1, 2020 until December 31, 2020 and an amendment fee as set forth herein, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase, 7,986,913 units of the Company (including the underlying Securities, the “Units”) each consisting of (i) one common share, par value $0.0001 per share, of the Company (a “Common Share”) or, at the option of the Purchaser, one pre-funded warrant of the Company in the form set forth on Schedule C hereto to purchase one Common Share at an exercise price of $0.0001 (a “Pre-Funded Warrant”), and (ii) one warrant of the Company in the form set forth on Schedule B hereto to purchase one Common Share at an exercise price of $0.70 (a “Warrant” and, together with the Common Shares and the Pre-Funded Warrants issued as part of Units, the “Securities”), subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01         Definitions. In this Agreement, unless the context otherwise requires, each term or expression defined in the recital of the parties and this clause shall have the meaning given to it in the recital of the parties and in this clause:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York, London, England or Athens, Greece are authorized or required by law or other governmental action to close.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Finance Documents” shall have the meaning given to such term in the Omnibus Loan Supplemental Agreement and Omnibus Note Supplemental Agreement.

“First Jelco Loan” means that certain loan agreement dated October 4, 2016, as amended by amendment no. 1 thereto dated as of November 17, 2016, as amended and restated by a deed of amendment and restatement on November 28, 2016, as supplemented on June 13, 2018, as amended and restated by a deed of amendment and restatement on February 13, 2019 and as further supplemented on May 29, 2019, made by and between the Company as borrower and the Purchaser as lender, relating to a facility in the original amount of up to $12,800,000, with an outstanding principal amount of $5,900,000 as of the date hereof.

“First Jelco Note” means that certain convertible promissory note dated March 12, 2015, as amended by an amendment no. 1 dated May 14, 2015, as supplemented by a mutual consent dated September 18, 2017, as amended by an amendment no. 2 dated September 18, 2017, as further amended by an amendment no. 3 dated March 26, 2019, and as further amended by Amendment No. 4 dated May 29, 2019, made by the Company in favor of the Purchaser, relating to an original amount of $4,000,000, with an outstanding principal amount of $3,800,000 as of the date hereof.

“Fourth Jelco Loan” means that certain loan agreement dated March 26, 2019 (as supplemented on May 29, 2019) made by and between the Company as borrower and the Purchaser as lender, relating to a facility in an amount of $7,000,000, with an outstanding principal amount of $6,000,000 as of the date hereof.

“Governmental Authority” means any federal, state, local or foreign political subdivision, court, administrative agency, board, bureau, commission or department or other governmental authority or instrumentality.

“Intercreditor Deed” means that certain agreement dated February 15, 2019, by and between Amsterdam Trade Bank N.V., the Purchaser, the Company, Partner Shipping Co. Limited and others.

“Jelco Notes” means the First Jelco Note, the Second Jelco Note and the Third Jelco Note.

“Liens” means a lien, charge, pledge, security interest, mortgage, encumbrance, right of first refusal, preemptive right or other restriction of any kind.

“Loan Facilities” means the Jelco Notes, the First Jelco Loan, the Second Jelco Loan and the Fourth Jelco Loan.

“Material Adverse Effect” means (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Omnibus Loan Supplemental Agreement” means that certain agreement dated the date hereof between, among others, the Purchaser, as lender, and the Company, as borrower under the First Jelco Loan, the Second Jelco Loan and the Fourth Jelco Loan, in the form attached hereto as Schedule D.

 “Omnibus Note Supplemental Agreement” means that certain agreement dated the date hereof between, among others, the Purchaser, as lender, and the Company, as borrower under the Jelco Notes, in the form attached hereto as Schedule E.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Registration Rights Agreement” means a registration rights agreement with respect to the Common Shares issued as part of Units and issuable upon exercise of the Warrants and Pre-Funded Warrants in the form attached hereto as Schedule A.

“SEC Reports” shall have the meaning set forth in Section 4.07.

“Second Jelco Loan” means that certain loan agreement dated May 24, 2017, as amended and supplemented by a supplemental letter dated June 22, 2017, as amended and supplemented by a second supplemental letter dated August 22, 2017, as amended and restated by a deed of amendment and restatement on September 27, 2017, and as further supplemented by a supplemental agreement dated February 13, 2019 and a supplemental letter dated May 29, 2019, relating to a loan in the original amount of up to $16,200,000, made by and between the Company as borrower and the Purchaser as lender with an outstanding principal amount of $11,450,000 as of the date hereof.

“Second Jelco Note” means that certain revolving convertible promissory note dated September 7, 2015, as amended by an amendment dated December 1, 2015, as amended by a second amendment dated December 14, 2015, as amended by a third amendment dated January 27, 2016, as amended by a fourth amendment dated March 7, 2016, as amended by a fifth amendment dated April 21, 2016, as amended by a sixth amendment dated May 17, 2016, as amended by a seventh amendment dated June 16, 2016, as amended by an eighth amendment dated March 28, 2017, as supplemented by a mutual consent dated September 8, 2017, as amended by a ninth amendment dated September 27, 2017, as amended by a tenth amendment dated September 1, 2018, as further amended by an eleventh amendment dated March 26, 2019, and as further amended by a Twelfth Amendment dated as of May 29, 2019, made by the Company in favor of the Purchaser, relating to an original amount of $6,765,000 that was subsequently raised to $24,665,000, with an outstanding principal amount of $21,165,000 as of the date hereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Lender” means Amsterdam Trade Bank N.V.

“Subsidiary” means any subsidiary of the Company which is actively engaged in a trade or business.

“Third Jelco Note” means that certain convertible promissory note dated September 27, 2017, as amended by an amendment dated February 13, 2019 and as further amended by a Second Amendment dated as of May 29, 2019, made by the Company in favor of the Purchaser, relating to an original amount of $13,750,000, with an outstanding principal amount of $13,750,000 as of the date hereof.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, Omnibus Loan Supplemental Agreement, Omnibus Note Supplemental Agreement, Warrants, Pre-Funded Warrants and Registration Rights Agreement.

“Warrant Shares” means the Common Shares issuable on exercise of the Warrants and Pre-Funded Warrants in accordance with their terms.

ARTICLE II

SALE AND PURCHASE OF UNITS

Section 2.01       Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to issue and sell the Units to the Purchaser, and the Purchaser agrees to purchase the Units from the Company in exchange for the Consideration.

Section 2.02         Consideration. The aggregate consideration for the Units shall be paid as follows (the “Consideration”):

(a) in exchange for 6,213,628 Units consisting of one Common Share (or, at the option of the Purchaser, one Pre-Funded Warrant in lieu of such Common Share) and one Warrant, the Purchaser shall waive payment of unpaid interest accrued through December 31, 2020, including all default interest applicable thereon, under the Loan Facilities pursuant to Section 6.01(a) hereof in an amount equal to $4,349,539.89; and

(b) in exchange for 1,773,285 Units consisting of one Common Share and one Warrant, the Purchaser shall waive payment of the amendment fee payable pursuant to Section 6.02 hereof in an amount equal to $1,241,300.

Section 2.03      Time and Place of Closing. Upon the terms and subject to the satisfaction or waiver of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place on a date to be agreed in writing, not later than one (1) Business Day following the satisfaction or waiver of the conditions to Closing set forth in Article III hereof, at the offices of Watson Farley & Williams LLP or at such other place or time as the parties may agree in writing. The date on which the Closing occurs is herein referred to as the “Closing Date” and the Closing shall be deemed to have occurred as of the close of business on the Closing Date.

Section 2.04       Closing Payments and Delivery of Units. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at Closing the Consideration shall be deemed paid in full, and the Company shall issue and deliver the Units, which will separate immediately on issuance into their component Securities, to the Purchaser not later than five (5) Business Days following the date of the Closing.

ARTICLE III

CLOSING

Section 3.01       Deliveries. On or prior to the date of Closing, the Company shall deliver or cause to be delivered to the Purchaser the following:

(a)	copies of the Omnibus Loan Supplemental Agreement, the Omnibus Note Supplemental Agreement and the Registration Rights Agreement duly executed by the Company;

(b)
a copy of a resolution of the board of directors of the Company (i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party (ii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and (iii) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under, or in connection with, the Finance Documents to which it is a party;

(c)	a copy of a power of attorney of the Company authorising a specified person or persons to execute the Finance Documents to which it is a party;

(d)	a $6,500,000 prepayment of the Second Jelco Loan; and

(e)	written confirmation from the Company that it has withdrawn the Company’s Part 26A plan.

On or prior to the date of Closing, the Purchaser shall deliver or cause to be delivered to the Company:

(a)	the Omnibus Loan Supplemental Agreement, the Omnibus Note Supplemental Agreement and the Registration Rights Agreement duly executed by the Purchaser;

(b)
a copy of a resolution of the board of directors of the Purchaser (i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party (ii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and (iii) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under, or in connection with, the Finance Documents to which it is a party; and

(c)	a copy of a power of attorney of the Purchaser authorising a specified person or persons to execute the Finance Documents to which it is a party.

Section 3.02       Mutual Conditions. The respective obligations of each party to consummate the issuance and sale and the purchase of the Units shall be subject to the satisfaction of each of the following conditions (any or all of which may be waived by a particular party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable law):

(a) no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Authority which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated hereby illegal;

(b) there shall not be pending any suit, action or proceeding by any Governmental Authority or any person seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement;

(c) written confirmation from the Company’s senior lenders affirming their consent to the amendments of the Loan Facilities described in the Omnibus Loan Supplemental Agreement and the Omnibus Note Supplemental Agreement; and

(d) all other consents, authorizations, waivers, orders and approvals of, notices to, filings or registrations with and the expiration of all waiting periods imposed by, any third person, including any Governmental Authority, which are required for or in connection with the execution and delivery by the parties of this Agreement and the consummation of the transactions contemplated by this Agreement shall have been obtained or made, in form and substance reasonably satisfactory to each of the parties, and shall be in full force and effect.

Section 3.03       Company's Conditions. The obligation of the Company to consummate the issuance and sale of the Units shall be subject to the satisfaction of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable law):

(a) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made on and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only); and

(b) delivery by the Purchaser of the items set forth in Section 3.01.

Section 3.04         Purchaser's Conditions. The obligation of the Purchaser to consummate the purchase of the Units shall be subject to the satisfaction of each of the following conditions (any or all of which may be waived by the Purchaser in writing, in whole or in part, to the extent permitted by applicable law):

(a) Purchaser's having received the consent of the Senior Lender to the transactions contemplated herein pursuant to the requirement set forth in the Intercreditor Deed; and

(b) delivery by the Company of the items set forth in Section 3.01.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND
AGREEMENTS OF THE COMPANY

The Company hereby represents and warrants to, and agrees with, the Purchaser, as of the date hereof and as of the Closing Date, as follows:

Section 4.01         Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, with the requisite power and authority to enter into this Agreement and the transactions contemplated hereby.

Section 4.02         Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action. No other corporate or other action or proceeding on the part of the Company is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed by the Company and, when delivered, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of a specific performance, injunctive relief or other equitable remedies or (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws, public policy and other equitable considerations.

Section 4.03         No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not, (i) conflict with or violate any provision of its Amended and Restated Articles of Incorporation, as amended, or Third Amended and Restated Bylaws, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which the Company is a party or by which any property or asset of the Company is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which the Company is subject (including federal and state securities laws and regulations) or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Company is subject, or by which any property or asset of the Company is bound or affected.

Section 4.04         Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) application(s) to each applicable Trading Market for the listing of the Shares and the Warrant Shares for trading thereon in the time and manner required thereby and (ii) such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

Section 4.05         Issuance of the Securities; Registration. The Common Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Warrants are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. The Pre-Funded Warrants are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. The Warrant Shares are duly authorized and, when issued in accordance with the terms of the Warrants, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized capital share the maximum number of Common Shares issuable pursuant to this Agreement and the Warrants.

Section 4.06         Capitalization. The authorized capital stock of the Company consists of 500,000,000 Common Shares, of which 68,314,985 are issued and outstanding as of the date hereof, and 25,000,000 preferred shares, of which none are issued and outstanding as of the date hereof. The Company has not issued any capital stock since its most recently filed Form 6-K. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth in the SEC Reports and as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares or Common Share Equivalents or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Share Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Common Shares or Common Share Equivalents or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. Except as set forth in the SEC Reports, there are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws where applicable, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except for the Required Approvals, no further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

Section 4.07         SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year preceding the date of this Agreement (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

Section 4.08         Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date of this Agreement, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company share option plans. The Company does not have pending before the Commission any request for confidential treatment of information.

Section 4.09         Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty, which could result in a Material Adverse Effect. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

Section 4.10 Acknowledgement Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding, it is understood and acknowledged by the Company that: (i) the Purchaser has not been asked by the Company to agree, nor has Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iv) Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (x) Purchaser may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares deliverable with respect to Securities are being determined, and (y) such hedging activities (if any) could reduce the value of the existing shareholders' equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents. The Company further acknowledges that it will not take a position contrary, including in its public filings pursuant to the Securities Act of 1933 or Securities Exchange Act of 1934, to the reasonable good faith determination by Purchaser and its counsel that Purchaser is not an Affiliate of the Company as of the date hereof or as of a future date unless Company and its counsel reasonably believe that Purchaser’s status has changed such that Purchaser’s determination is no longer accurate.; provided that in such case, Company will provide Purchaser with a written statement setting forth the factual and legal basis for such determination.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASER

The Purchaser hereby represents and warrants to, and agrees with, the Company, as of the date hereof and as of the Closing Date, as follows:

Section 5.01         Organization. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, with the requisite power and authority to enter into this Agreement and the transactions contemplated hereby.

Section 5.02         Authorization; Enforcement. The Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action. No other corporate or other action or proceeding on the part of the Purchaser is necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed by the Purchaser and when delivered, will constitute the valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except: (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; or (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws, public policy and other equitable considerations.

Section 5.03         No Conflicts. Subject to the Senior Lender's consent as set forth in Section 3.04, the execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of its articles of incorporation, bylaws or other charter documents; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which the Purchaser is a party; (iii) result in a violation of any law, rule, statute or regulation to which the Purchaser is subject (including federal and state securities laws and regulations); or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Purchaser is subject, or by which any respective property or asset of the Purchaser is bound or affected.

Section 5.04         Investment Representations.

(a) Investment Intent. The Purchaser is acquiring the Units for its own account, for investment purposes only and not with a view to or for distributing or reselling the Units or any part thereof, without prejudice, however, to the Purchaser's right at all times to sell or otherwise dispose of all or any part of the Units in compliance with applicable federal and state securities laws. The Purchaser does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Units.

(b) General Solicitation. The Purchaser is not purchasing the Units as a result of any advertisement, article, notice or other communication regarding the Units published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(c) Access to Information. The Purchaser acknowledges that it has had the opportunity to review this Agreement and has been afforded: (i) the reasonable opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the Units and the merits and risks of investing in the Units; (ii) reasonable access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the transactions contemplated hereby.

(d) Independent Investment Decision. The Purchaser has independently evaluated the merits of its decision to acquire the Units pursuant to this Agreement, such decision has been independently made by the Purchaser and the Purchaser confirms that it has only relied on the advice of its own counsel and not on the advice of the Company or its counsel in making such decision.

(e) Reliance upon Representation and Warranties. The Purchaser understands that the Units are being offered and sold to the Purchaser in reliance on exemptions from the registration requirements of United States federal and state securities laws, and that the Company is relying upon the truth and accuracy of, and the compliance by the Purchaser with, the representations, warranties and agreements of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Units.

(f) Unregistered Securities. The Purchaser understands that: (a) none of the Units have been registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred, unless: (A) subsequently registered thereunder pursuant to the Registration Rights Agreement or (B) sold in reliance on an exemption therefrom, provided that the Company shall receive an opinion of counsel satisfactory to the Company and its counsel that such registration is not required; and (b) except as shall be provided under the Registration Rights Agreement, neither the Company nor any other person is under any obligation to register the Units under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(g) Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants or Pre-Funded Warrants, it will be an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act.

ARTICLE VI

OTHER AGREEMENTS

Section 6.01         Waiver; Amendments to Loan Facilities.

(a) Subject to Closing, the Purchaser hereby agrees that all unpaid interest accrued under each of the Loan Facilities through December 31, 2020, including all default interest accrued thereunder as a result of such unpaid interest, in an aggregate amount of $4,349,539.89, shall be deemed paid in full.

(b) The Purchaser hereby agrees that upon application of the $6,500,000 prepayment of the Second Jelco Loan as required as a condition to Closing in Section 3.01, the principal amount of the Second Jelco Loan outstanding following the Closing will be $4,950,000.

(c) Subject to Closing, Purchaser hereby irrevocably and unconditionally waives any and all breaches, including but not limited to breaches of payment provisions, existing or occurring on or before the date hereof under each of the Loan Facilities, and any Default or Event of Default (as defined in the Loan Facilities) under any such agreement arising by reason thereof.

Section 6.02         Amendment Fee

Subject to and payable at Closing, the Company agrees to pay an amendment fee of $1,241,300 in connection with the transactions contemplated herein, and the Purchaser agrees that at Closing, pursuant to Section 2.02(b), such amendment fee shall be deemed paid in full.

Section 6.03         Optional Securities

The Company and the Purchaser agree that the Purchaser shall have the option, exercisable only once by written notice to the Company on or prior to the date which is 45 calendar days from the date on which the Registration Statement required under the Registration Rights Agreement is declared effective by the Commission, to purchase up to 4,285,714 Units, with each Unit consisting of one Common Share (or one Pre-Funded Warrant in lieu thereof at the Purchaser’s option) and one Warrant, at a price of $0.70 per Unit consisting of one Common Share and one Warrant and $0.70 per Unit consisting of one Pre-Funded Warrant and one Warrant, as consideration for which the Purchaser will apply the aggregate purchase price of the Units as a prepayment and reduction of outstanding principal of the Second Jelco Loan (provided that such prepayment will not be deemed to be a payment pursuant to any of clauses 6.1, 6.2, 6.3 or 6.4 of the Omnibus Loan Supplemental Agreement). The Company shall issue and deliver such Units, which will separate immediately on issuance into their component Securities, to the Purchaser not later than five (5) Business Days following the date of delivery of the notice of the exercise of such option.

Section 6.04         Warrant Exercise

The Company and the Purchaser agree that the Purchaser shall have the option to elect, by written notice to the Company upon submission of a notice of exercise pursuant to the terms of the Warrants, that the Company shall immediately apply the aggregate exercise price of any cash exercise of the Warrants as a prepayment pursuant to clause 6.3 of the Omnibus Loan Supplemental Agreement or Omnibus Note Supplemental Agreement, as applicable. Upon issuance of the Common Shares upon exercise of Warrants by the Purchaser subject to such an election, the Company will be deemed to have received full payment of the aggregate exercise price, and the Purchaser will be deemed to have received a prepayment of the same amount in the manner set forth in the previous sentence. Notwithstanding the foregoing, the provisions of this Section 6.04 will not apply if, within one (1) Business Day of the date of the Company’s receipt of the Purchaser’s notice hereunder, the Company notifies the Purchaser in writing that an event of default has occurred which is continuing under the Company’s other credit facilities or financing arrangements.

Section 6.05         Warrant Exercise Price Reduction

The Company agrees that, upon any voluntary adjustment to the exercise price of the Class E Warrants issued in the Company’s public offering of units in August 2020 pursuant to Section 3(g) of the Warrant Certificate for such warrants, a corresponding adjustment will be made to the exercise price of the Warrants; provided, however, that no such adjustment shall be made to the extent it would cause an increase in the exercise price of the Warrants.

Section 6.06         Ownership Limitation

Unless approved in advance by the board of directors of the Company, the Purchaser agrees that neither it nor any of its Affiliates acting on behalf of or in concert with the Purchaser (or any of its affiliates) will directly or indirectly acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, any Common Shares, or rights or options to acquire Common Shares, such that the Purchaser would beneficially own in excess of 9.99% of the Company’s outstanding common shares and may own an amount in excess of such percentage solely to the extent resulting exclusively from actions taken by the Company. Following the date that the Company’s Common Shares cease to be listed on any Trading Market, the obligation set forth in the previous sentence may be waived by Purchaser providing at least 61 days’ advance written notice to the Company and no board approval shall be required.

Section 6.07         Legend

(a) The Purchaser hereby acknowledges and agrees that the certificates representing the Common Shares, the Pre-Funded Warrants and the Warrants (including the underlying Common Shares) will bear the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

Section 6.08         Indemnification. (a)           The Purchaser agrees to indemnify the Company and its officers, directors, employees, agents, counsel, accountants, and other representatives from, and hold each of them harmless against, any and all losses, actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and promptly upon demand, pay or reimburse each of them for all reasonable costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to a material breach of any of the representations, warranties or covenants of the Purchaser contained herein; provided that the liability of the Purchaser shall not be in an amount greater than One Million Two Hundred Thousand United States Dollars (U.S. $1,200,000), and the Purchaser shall not have any indemnification obligations hereunder for losses directly caused by the Company's gross negligence or willful misconduct.

(b)           Subject to the provisions of this Section 6.08(b), the Company will indemnify and hold Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such stockholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (x) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (y) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 6.08(b) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law. Notwithstanding the foregoing, the aggregate liability of the Company under this paragraph shall not be in an amount greater than One Million Two Hundred Thousand United States Dollars (U.S. $1,200,000).

Section 6.09         Disclosure. Disclosure to the public or to any third party of the existence or terms of this Agreement and the transactions contemplated hereby and any other information relating to any party hereto shall be at the sole and complete discretion of the Company. The Purchaser acknowledges and the Company agrees that the Company will file this Agreement with the U.S. Securities and Exchange Commission as an exhibit to a Report on Form 6-K in accordance with the rules of the Commission promptly but in no event more than 4 Business Days following public announcement of this Agreement and the transactions contemplated hereby in accordance with the rules of the Trading Market.

Section 6.10         Public Announcements. Except with regard to the Form 6-K required by Section 6.09, the issuance of any press release or any other public statement thereafter with respect to this Agreement and the transactions contemplated hereby shall be at the Company's sole and complete discretion.

Section 6.11         Expenses. The Company shall reimburse up to $30,000 of Purchaser’s costs and expenses incurred in connection with this Agreement, and the Company and Purchaser shall otherwise, except as otherwise provided herein, each bear their own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

Section 6.12         Sales and Transfer Taxes. All sales and transfer taxes (including all stock transfer taxes, if any) incurred in connection with this Agreement and the transactions contemplated hereby will be borne by the Company, and the Company will, at its own expense, file all necessary tax returns and other documentation with respect to all such sales and transfer taxes, and, if required by applicable law, the Purchaser will join in the execution of any such tax returns or other documentation.

Section 6.13         Warrant Shares. If all or any portion of a Warrant or Pre-Funded Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares or if a Warrant is exercised via cashless exercise more than six months after its issuance, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends.

Section 6.14         Furnishing of Information. Until the earliest of the time that (i) no Purchaser owns Securities or (ii) the Warrants have expired, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all periodic reports which are required to be filed by it pursuant to the Exchange Act, even if the Company is not then subject to the reporting requirements of the Exchange Act.

Section 6.15         Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

Section 6.16         Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 6.09, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

ARTICLE VII

MISCELLANEOUS

Section 7.01         Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), (iii) upon transmission if such notice or communication is delivered via e-mail at the email address set forth below at or prior to 5:30 p.m. (Athens time) on a Business Day or (iv) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, in each case to the intended recipient as set forth below:

If to the Company:

154 Vouliagmenis Avenue
166 74 Glyfada
Athens Greece
Attention: Chief Executive Officer
Email: legal@seanergy.gr
Facsimile: +30 210 9638404

With a copy (which shall not constitute notice) to:

Watson Farley & Williams LLP
250 West 55th Street, 31st Floor
New York, New York 10019
Attention: Will Vogel
Email: wvogel@wfw.com

If to the Purchaser:

c/o Western Isles
Jardine House
P.O. Box NM 1431
Hamilton NM FX

Bermuda
Attention: Alastair Macdonald
Email: abm@wibda.com
Facsimile: +1441 (296) 0329

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 7.01.

Section 7.02         Survival. Each and every representation, warranty, covenant and agreement contained in this Agreement, including the waivers under Section 6.01, or in any document delivered pursuant to or in connection with this Agreement shall survive the Closing indefinitely.

Section 7.03         Further Assurances. Each party agrees that it will execute and deliver, or cause to be executed and delivered, on or after the date of this Agreement, all such other documents and instruments as are reasonably required for the performance of such party's obligations hereunder and will take all commercially reasonable actions as may be necessary to consummate the transactions contemplated hereby and to effectuate the provisions and purposes hereof.

Section 7.04         Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, that none of the parties hereto may assign any of its obligations hereunder without the prior written consent of the other party.

Section 7.05         Entire Agreement. This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.

Section 7.06         Amendments and Waivers. This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.

Section 7.07         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.

Section 7.08         Submission to Jurisdiction. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The Company hereby irrevocably designates and appoints Watson Farley & Williams LLP, 250 West 55th Street, 31st Floor, New York, New York 10019 (the “Process Agent”) as its authorized agent upon whom process may be served in any claim brought against the Company, it being understood that the designation and appointment of the Process Agent as such authorized agent shall become effective immediately without any further action on the part of the Company. The Company represents to each Purchaser that it has notified the Process Agent of such designation and appointment and that the Process Agent has accepted the same. The Company hereby irrevocably authorizes and directs the Process Agent to accept such service.

Section 7.09         Waiver of Jury Trial. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any party hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this Agreement.

Section 7.10         Captions; Counterparts, Execution. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. All such counterparts may be delivered between the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.

Section 7.11         Termination. This Agreement shall terminate upon (a) the mutual written agreement of the Purchaser and the Company, or (b) if the Closing has not occurred by January 7, 2021 (the “Termination Date”). Upon termination neither party shall have any further obligation to the other party pursuant to this Agreement; provided, however, that in the case of a termination pursuant to Section 7.11 (b), the Company shall remain liable for Purchaser’s expenses pursuant to Section 6.11 unless the delay in Closing results from Purchaser’s action or failure to act upon being informed that all of the conditions to Closing had been satisfied and that the Company is prepared to close prior to the Termination Date.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company and the Purchaser have caused this Agreement to be duly executed as of the date first above written.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name: Stamatios Tsantanis
Title: Chairman & Chief Executive Officer

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name: Alastair Macdonald
Title: Director & President

[Signature Page to the Securities Purchase Agreement]

Schedule A

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into effective as of December [●], 20[●], by and among Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”), and the investor signatory hereto (the “Investor”).

RECITALS

A.          The Company and the Investor have entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company has agreed to issue and sell to the Investor, including pursuant to the Investor’s option to purchase additional securities on or prior to February 15, 2021, subject to the terms and conditions of the Securities Purchase Agreement, up to 12,272,627 units consisting of (i) one common share, par value $0.0001 per share (“Common Share”) of the Company or in lieu thereof a pre-funded warrant to purchase one Common Share at an exercise price of $0.0001 per share (a “Pre-Funded Warrant”), and (ii) a warrant to purchase one Common Share at an exercise price of $0.70 per share (a “Warrant”), for an aggregate of up to 24,545,254 Common Shares issuable pursuant to the Securities Purchase Agreement and underlying Warrants and Pre-Funded Warrants (the “SPA Shares”).

B.          Pursuant to the Jelco Notes, of which an aggregate of $38,715,000 is outstanding at the date of this Agreement, up to 32,262,500 Common Shares (the “Note Shares” and, together with the SPA Shares, the “Shares”) are issuable upon conversion of the principal amount of the Jelco Notes in accordance with their terms.

C.          The issuance and sale of the Shares will be made by the Company pursuant to an exemption from the registration requirements of the Securities Act.

D.          Under the Securities Purchase Agreement, the respective obligations of each party thereto to consummate the issuance and sale and the purchase of the Shares and other securities of the Company are subject to, inter alia, the Company and the Investor entering into and executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Advice” shall have the meaning set forth in Section 6(b).

“Agreement” shall have the meaning set forth in the preamble above.

“Availability Date” shall have the meaning set forth in Section 3(j).

“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York, London, England or Athens, Greece are authorized or required by law or other governmental action to close.

“Commission” means the U.S. Securities and Exchange Commission.

"Company Registration Statement" shall have the meaning set forth in Section 2(b).

“Effectiveness Date” means, with respect to the Registration Statement required to be filed hereunder, the 45th calendar day following the date such Registration Statement is first filed (or, in the event of a review by the Commission, the 90th calendar day following the date such Registration Statement is first filed); provided, however, that in the event the Company is notified by the Commission that the Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to the Registration Statement shall be the fifth Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, if such Effectiveness Date falls on a day that is not a Business Day, then the Effectiveness Date shall be the next succeeding Business Day.

“Effectiveness Period” shall have the meaning set forth in Section 2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Filing Date” means, with respect to the Registration Statement required to be filed hereunder, the 20th day following the date on which SPA Shares are first issued pursuant to the Securities Purchase Agreement.

“First Jelco Note” means that certain convertible promissory note dated March 12, 2015, as amended by an amendment no. 1 dated May 14, 2015, as supplemented by a mutual consent dated September 18, 2017, as amended by an amendment no. 2 dated September 18, 2017, as further amended by an amendment no. 3 dated March 26, 2019, and as further amended by Amendment No. 4 dated May 29, 2019, made by the Company in favor of the Purchaser, relating to an original amount of $4,000,000, with an outstanding principal amount of $3,800,000 as of the date hereof.

“Holder” means the holder, from time to time of Registrable Securities.

“Indemnified Party” shall have the meaning set forth in Section 5(c).

“Indemnifying Party” shall have the meaning set forth in Section 5(c).

“Investor” shall have the meaning set forth in the preamble.

“Jelco Notes” shall mean the First Jelco Note, the Second Jelco Note and the Third Jelco Note.

“Losses” shall have the meaning set forth in Section 5(a).

"Piggyback Registration" shall have the meaning set forth in Section 2(b).

“Plan of Distribution” shall have the meaning set forth in Section 2(a).

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

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“Registrable Securities” means the Shares issued and outstanding, or issuable on exercise of Warrants or Pre-Funded Warrants or conversion of the Jelco Notes outstanding at such time, together with any securities issued or issuable upon any exchange, stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement covering such securities has been declared effective by the Commission and such securities have been disposed of pursuant to such effective Registration Statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 promulgated under the Securities Act (“Rule 144”) (or any similar provisions then in force) are met, (iii) such securities are otherwise transferred and such securities may be resold without subsequent registration under the Securities Act, or (iv) such securities shall have ceased to be outstanding.

“Registration Statement” means each registration statement required to be filed hereunder (including a registration statement registering for sale any Registrable Securities pursuant to a Piggyback Registration), including the Prospectus, amendments and supplements to the registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in the Registration Statement.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended.

“Second Jelco Note” means that certain revolving convertible promissory note dated September 7, 2015, as amended by an amendment dated December 1, 2015, as amended by a second amendment dated December 14, 2015, as amended by a third amendment dated January 27, 2016, as amended by a fourth amendment dated March 7, 2016, as amended by a fifth amendment dated April 21, 2016, as amended by a sixth amendment dated May 17, 2016, as amended by a seventh amendment dated June 16, 2016, as amended by an eighth amendment dated March 28, 2017, as supplemented by a mutual consent dated September 8, 2017, as amended by a ninth amendment dated September 27, 2017, as amended by a tenth amendment dated September 1, 2018, as further amended by an eleventh amendment dated March 26, 2019, and as further amended by a Twelfth Amendment dated as of May 29, 2019, made by the Company in favor of the Purchaser, relating to an original amount of $6,765,000 that was subsequently raised to $24,665,000, with an outstanding principal amount of $21,165,000 as of the date hereof.

“Shares” shall have the meaning set forth in the recitals above.

“Suspension Certificate” shall have the meaning set forth in Section 6(d).

“Third Jelco Note” means that certain convertible promissory note dated September 27, 2017, as amended by an amendment dated February 13, 2019 and as further amended by a Second Amendment dated as of May 29, 2019, made by the Company in favor of the Purchaser, relating to an original amount of $13,750,000, with an outstanding principal amount of $13,750,000 as of the date hereof.

3

"Third Party" shall have the meaning set forth in Section 2(b).

"Third-Party Registration Statement" shall have the meaning set forth in Section 2(b).

 “Trading Market” means the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market, and the successor of any of these; and, with respect to any particular date, shall mean the Trading Market on which the Common Stock is listed or quoted for trading on such date.

2.          Registration.

(a)           On or prior to the Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the offering and resale of all of the Registrable Securities pursuant to Rule 415, or if Rule 415 is not available for offers or sales of the Registrable Securities, for such other means of distribution of Registrable Securities as the Holder may reasonably request (or, at the Holder’s option to delay such registration). The Registration Statement required hereunder shall be on Form S-3 or Form F-3, as applicable (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3 or Form F-3, in which case the Registration shall be on Form S-1 or F-1 or another appropriate form as shall be selected by the Company upon advice of its counsel). The Registration Statement required hereunder shall contain (except if otherwise directed by the Holder) a section substantially similar to the “Plan of Distribution” attached hereto as Annex A. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities on the Shelf Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the Holders or otherwise, or if including any or all of the Registrable Securities would result in the Commission reviewing the resale of the Shares as a primary offering or require that the Investor be named as an “underwriter” in the Plan of Distribution, such Registration Statement shall register the resale of a number of Shares which is equal to the maximum number of Shares as is permitted by the Commission without having such effects (and the Holder may designate which Registrable Securities are so included subject to this limitation). The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but no later than the Effectiveness Date, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act (including the filing of any necessary amendments, post-effective amendments and supplements, and provided that if the initial filing of the Registration Statement is on Form S-1 or F-1 and Form S-3 or F-3 subsequently becomes available for use by the Company, the Company may file a post-effective amendment to convert the Registration Statement to Form S-3 or F-3) until the date which is one year after the date on which Shares are first issued pursuant to the Securities Purchase Agreement, or such earlier date when all Registrable Securities covered by the Registration Statement (i) have been sold pursuant to the Registration Statement or an exemption from the registration requirements of the Securities Act or (ii) may be sold without volume restrictions pursuant to Rule 144 promulgated under the Securities Act, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company’s transfer agent and the affected Holder (the “Effectiveness Period”).

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(b)          Piggyback Registration. (i) If, after the date hereof, the Company at any time proposes to file a registration statement on Form F-1, F-3 or otherwise, with respect to any offering of its equity securities for its own account (a "Company Registration Statement"), or for the account of any other Persons (any such Person, a "Third Party" and any such registration statement, a "Third-Party Registration Statement") (other than (A) a registration under Section 2(a), (B) a registration statement on Form F-4 or S-8 (or such other similar successor forms then in effect under the Securities Act), (C) a registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (D) a registration not otherwise covered by clause (B) above pursuant to which the Company is offering to exchange its own securities for other securities, (E) a registration statement relating solely to dividend reinvestment or similar plans or (F) a shelf registration statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of the Company or any of its subsidiaries that are convertible or exchangeable for Common Shares and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provisions) of the Securities Act may resell such notes and sell the Common Shares into which such notes may be converted or exchanged), then, as soon as practicable (but in no event less than 10 days prior to the proposed date of filing of such registration statement), the Company shall give written notice of such proposed filing to each Holder, and such notice shall offer each Holder the opportunity to register under such registration statement such number of Registrable Securities as such Holder may request in writing delivered to the Company within ten (10) days of delivery of such written notice by the Company to such Holder.  Subject to Sections 2(b), (c) and (d), the Company shall include in such registration statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a "Piggyback Registration") ; provided, that if at any time after giving written notice of its intention to register any equity securities and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to register or to delay registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to register its, his or her Registrable Securities in such registration statement and, thereupon, (1) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith, to the extent payable) and (2) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering the other equity securities covered by such Piggyback Registration.  If the offering pursuant to such registration statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 2(b), and each Holder making a request for a Piggyback Registration pursuant to this Section 2(b) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such underwritten offering, subject to the conditions of Sections 2(b) and (c).  If the offering pursuant to such registration statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 2(b), and each Holder making a request for a Piggyback Registration pursuant to this Section 2(b) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Sections 2(b) and (c).  If, as a result of applicable law or based upon comments received by the Commission, all of the Registrable Securities to be included in the Registration Statement cannot be so included, then the Company shall only include in the Registration Statement the number of Registrable Securities permitted to be so included (allocated pro rata among the Holders and any other Persons that have requested to participate in such Registration Statement based on the relative number of such registrable securities then held by each such Holder and such other Persons).  Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such registration statement; provided, however, that except as set forth above, if a Holder voluntarily withdraws all of its Registrable Securities from a Piggyback Registration, the Company shall not be liable for any Registration Expenses incurred by such Holder and such Holder shall promptly reimburse the Company for any such amounts received from the Company.

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(c)          Priority of Piggyback Registration.  If the managing underwriter or underwriters of any proposed underwritten offering of Registrable Securities included in a Piggyback Registration to a Company Registration Statement informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such registration shall be: (i) first, 100% of the securities that the Company proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that would otherwise be included in such offering and that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such registration, which such number shall be allocated pro rata among the Holders based on the relative number of such Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner), and (iii) third, and only if all of the securities referred to in clause (ii) have been included in such registration, any other securities eligible for inclusion in such registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such registration.

If the managing underwriter or underwriters of any proposed underwritten offering of Registrable Securities included in a Piggyback Registration to a Third-Party Registration Statement informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such registration shall be: (i) first, 100% of the securities that the Third Party proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that would otherwise be included in such offering and that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such registration, which such number shall be allocated pro rata among the Holders based on the relative number of Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner), and (iii) third, and only if all of the securities referred to in clause (ii) have been included in such registration, any other securities eligible for inclusion in such registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such registration.

(d)          Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Securities, and if such previous registration has not been withdrawn or abandoned, the Company shall not be obligated to cause to become effective any other registration of any of its securities under the Securities Act, whether on its own behalf or at the request of any holder of such securities, until a period of at least 120 days has elapsed from the termination of the offering under the previous registration.

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(e)          If: (i) the Registration Statement is not filed on or prior to its Filing Date (and if the Company files the Registration Statement without affording the Holder the opportunity to review and comment on the same as required by Section 3(a) herein, the Company shall be deemed to have not satisfied this clause (i)), or (ii) the Company fails to file with the Commission a request for acceleration of the Registration Statement in accordance with Rule 461 promulgated by the Commission pursuant to the Securities Act, within five (5) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review, or (iii) prior to the effective date of the Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the staff of the Commission in respect of the Registration Statement within ten (10) Business Days after the receipt of comments by or notice from staff of the Commission that such amendment or response is required in order for the Registration Statement to be declared effective (any such failure or breach being referred to as an “Event”, and for purposes of clause (i), the date on which such Event occurs, and for purpose of clause (ii) the date on which such five (5) Business Day period is exceeded, and for purpose of clause (iii) the date which such ten (10) Business Day period is exceeded being referred to as “Event Date”), then, in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to Holder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 2.0% multiplied by $1,200,000, up to a maximum of 10.0%. If the Company fails to pay any partial liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event.

(e)          Notwithstanding anything to the contrary contained herein, in no event shall the Company be permitted to name Holder or any affiliate of Holder as an “underwriter” without the prior written consent of such Holder.

3.          Registration Procedures.

In connection with the Company’s registration obligations hereunder, the Company shall:

(a)          Not less than two (2) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the Holder copies of all such documents proposed to be filed (including documents incorporated or deemed incorporated by reference to the extent requested by such Person) which documents will be subject to the review of such Holder, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective legal counsel to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holder of a majority of the Registrable Securities shall reasonably object in good faith; provided, however, that any period of time which the Registration Statement is delayed due to such objection will be added to the Filing Date and the Effectiveness Date.

(b)          (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to the Registration Statement or any amendment thereto; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Holder thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.

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(c)          Notify the Holder of Registrable Securities to be sold as promptly as reasonably possible (and, in the case of (i)(A) below, not less than two (2) Business Days prior to such filing) and (if requested by any such Person) confirm such notice in writing promptly following the day (i) (A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a “review” of the Registration Statement and whenever the Commission comments in writing on the Registration Statement (the Company shall upon request provide true and complete copies thereof and all written responses thereto as promptly as reasonably possible to the Holder who so requests provided such requesting Holder agree to keep such information confidential until it is publicly disclosed); and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, and (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that such Holder of Registrable Securities agrees to keep such information confidential until it is publicly disclosed).

(d)          Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(e)          To the extent requested by such Holder, furnish to each Holder, without charge, at least one conformed copy of the Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.

(f)          Promptly deliver to each Holder, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request in connection with resales by the Holder of Registrable Securities. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holder in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(c).

(g)          Use its best efforts to register or qualify or cooperate with the selling Holder in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each of the registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

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(h)          If requested by the Holder, cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.

(i)          Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)          Use best efforts to make available to its security holders no later than the Availability Date (as defined below), an earning statement covering a period of at least twelve (12) months, beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder. For the purpose of this subsection, “Availability Date” shall mean the 45th day following the end of the fourth fiscal quarter after the fiscal quarter that includes the effective date of the Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter.

(k)          Comply with all applicable rules and regulations of the Commission and use its reasonable best efforts to cause all Registrable Securities to be listed for trading on a Trading Market, if the Company is then listed on a Trading Market.

The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and the person thereof that has voting and dispositive control over the Shares, for purposes of disclosure in the “Selling Stockholder” table in the Registration Statement.

4.          Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Trading Market on which the Common Stock is then listed for trading, and (B) for compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holder of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) “road show” expenses and (vii) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal and accounting expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties and all fees and expenses of the Company’s certified public accountants), the expense of the preparation of all financial statements and any audit or review thereof by the Company’s accountants, including in connection with their rendering a “cold comfort” letter to the underwriters, if requested, and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker, underwriter or similar commissions or any legal fees or other costs of the Holder.

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5.          Indemnification.

(a)          Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, to the extent arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law, or any rule or regulation thereunder, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).

(b)          Indemnification by Holder. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its officers, directors, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, to the extent arising out of or based upon: (1) such Holder’s failure to comply with the prospectus delivery requirements of the Securities Act or (2) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus expressly for use therein; provided, that each Holder’s obligation to indemnify such indemnified parties shall only be to the extent of the net proceeds received by such Holder in the offering to which the Registration Statement relates, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (3) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).

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(c)          Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is reasonably likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel (the Indemnified Party’s counsel who first notifies the Company of such obligation) shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is not entitled to indemnification hereunder, determined based upon the relative faults of the parties.

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(d)          Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Holder. The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6.          Miscellaneous.

(a)          Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

(b)          Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. In the event of a discontinued disposition under this Section 6(b), the Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable and to provide copies of the supplemented Prospectus and/or amended Registration Statement or the Advice as soon as possible in order to enable each Holder to resume dispositions of the Registrable Securities. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(c)          Amendments in Writing. No amendment, modification, waiver, termination or discharge of any provision of this Agreement, or any consent to any departure by the Company and any Holder of the then outstanding Registrable Securities from any provision hereof, shall in any event be effective unless the same shall be in writing and signed by the Company and at least a majority of the Holder of the then outstanding Registrable Securities, and each such amendment, modification, waiver, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by the Company and at least a majority of the Holder of the then outstanding Registrable Securities.

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(d)          Suspension of Trading. At any time after the Registrable Securities are covered by an effective Registration Statement but in no event prior to April 15, 2021, the Company may deliver to the Holder of such Registrable Securities a certificate (the “Suspension Certificate”) approved by the Chief Executive Officer of the Company and signed by an officer of the Company stating that the effectiveness of and sales of Registrable Securities under the Registration Statement would:

(i)          materially interfere with any transaction that would require the Company to prepare financial statements under the Securities Act that the Company would otherwise not be required to prepare in order to comply with its obligations under the Exchange Act, or

(ii)          require public disclosure of any transaction of the type discussed in Section 6(d)(i) prior to the time such disclosure might otherwise be required.

After the delivery of a Suspension Certificate by Holder of Registrable Securities, the Company may, in its discretion, require such Holder of Registrable Securities to refrain from selling or otherwise transferring or disposing of any Registrable Securities or other Company securities then held by such Holder for a specified period of time that is customary under the circumstances (not to exceed thirty (30) days). Notwithstanding the foregoing sentence, the Company shall be permitted to cause Holder of Registrable Securities to so refrain from selling or otherwise transferring or disposing of any Registrable Securities or other securities of the Company on only one occasion during each twelve (12) consecutive month period that the Registration Statement remains effective. The Company may impose stop transfer instructions to enforce any required agreement of the Holder under this Section 6(d).

(e)          Termination. This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities issuable or outstanding.

(f)          Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) on the date of transmission when delivered via facsimile prior to 5:00 p.m. (New York City time) on a Business Day, (ii) one Business Day after transmission when delivered via facsimile later than 5:00 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) upon delivery when delivered personally, (iv) upon transmission if such notice or communication is delivered via e-mail at the email address set forth below at or prior to 5:00 p.m. (New York City time) on a business day, (v) three (3) days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (vi) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

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 If to the Company:

154 Vouliagmenis Avenue
166 74 Glyfada
Athens Greece
Attention: Chief Executive Officer
Email: legal@seanergy.gr
Facsimile: +30 210 9638404

With a copy (which shall not constitute notice) to:

Watson Farley & Williams LLP
250 West 55th Street, 31st Floor
New York, New York 10019
Attention:  Will Vogel
Email: wvogel@wfw.com

If to the Investor, to the address set forth under such Investor’s name on Schedule 1 hereto.

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

(g)          Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and assigns. The Company may not assign its rights or obligations hereunder without the prior written consent of all of the Holder of the then-outstanding Registrable Securities, provided a sale of the Company shall not be deemed an assignment.

(h)          Execution in Counterparts; Facsimile Signatures. This Agreement and any amendment, waiver or consent hereto may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.

(i)          Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against the parties hereto or thereto in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

(j)          Cumulative Remedies. All remedies, either under this Agreement or by law, afforded to the parties hereto, shall be cumulative and not alternative.

(k)          Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(l)          Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Agreement to a particular section or subsection shall refer to a section or subsection of this Agreement, unless specified otherwise.

 [Remainder of page intentionally left blank; Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

THE COMPANY:
SEANERGY MARITIME HOLDINGS CORP.
By:
Name: Stamatios Tsantanis
Title: Chairman & Chief Executive Officer

[Investor Signature page follows]

INVESTOR:
JELCO DELTA HOLDING CORP.
By:
Name: Alastair Macdonald
Title: President

ANNEX A

Plan of Distribution

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other sale in any privately negotiated transaction, or non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•
on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market or NASDAQ Capital Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	to cover short sales;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations in certain circumstances.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

The Company is required to pay all fees and expenses incident to the registration of the shares other than broker fees and commissions.

The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SCHEDULE 1

The Investor
Name of Company	Address	Jurisdiction of Incorporation
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Facsimile: Fax: 441 296-0329 Attention: Alastair Macdonald	The Republic of the Marshall Islands

Schedule B

FORM OF WARRANT

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

COMMON SHARE PURCHASE WARRANT

SEANERGY MARITIME HOLDINGS CORP.

Warrant Shares: [______]	Issue Date: ____, 20[20]

THIS COMMON SHARE PURCHASE WARRANT (the “Warrant”) certifies that, for value received, ________________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the Issue Date and on or prior to 5:00 p.m. (New York City time) on ____________1 (the “Termination Date”) but not thereafter, to subscribe for and purchase from Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”), up to ____________ Common Shares (as subject to adjustment hereunder, the “Warrant Shares”).  The purchase price of one Common Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.                          Definitions.  In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Share is then listed or quoted on a Trading Market, the bid price of the Common Share for the time in question (or the nearest preceding date) on the Trading Market on which the Common Share is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Share for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Share is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Share are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Share so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means common shares of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

 “Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

_________________________

1 Insert the date that is the five (5) year anniversary of the Issue Date, provided, however, if such date is not a Trading Day, insert the immediately following Trading Day.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Purchase Agreement” means the Securities Purchase Agreement between the Company and the initial Holder, dated December 30, 2020.

“Subsidiary” means any subsidiary of the Company, which is actively engaged in a trade or business, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the Common Share is traded on a Trading Market. “Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means Continental Stock Transfer & Trust Company with offices located at 1 State Street, 30th Floor, New York, NY 10004 and any successor transfer agent of the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means this Warrant and other Common Share purchase warrants issued by the Company pursuant to the Securities Purchase Agreement.

Section 2.                          Exercise.

a)            Exercise of Warrant.  Subject to the provisions of Section 2(e) herein, exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Issue Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”).  Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within five (5) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased.  The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice.  The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b)            Exercise Price.  The exercise price per Common Share under this Warrant shall be $0.70, subject to adjustment hereunder (the “Exercise Price”).

c)            Cashless Exercise.  If at any time after the six month anniversary of date of issuance of this Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(68) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Shares on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrant being exercised. The Company agrees not to take any position contrary to this Section 2(c).

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to the Section 2(c).

d)	Mechanics of Exercise.

i.            Delivery of Warrant Shares Upon Exercise.  The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrant), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, provided that payment of the aggregate Exercise Price (other than in the instance of a cashless exercise) is received by the Company by such date, (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise, provided that payment of the aggregate Exercise Price (other than in the instance of a cashless exercise) is received by the Company by such date (such date, the “Warrant Share Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed, solely for purposes of Regulation SHO of the Securities Act, to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason (other than failure of the Holder to timely deliver the aggregate Exercise Price, unless the Warrant is validly exercised by means of a cashless exercise) to deliver or cause the delivery to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Shares on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise.

ii.            Delivery of New Warrants Upon Exercise.  If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.            Rescission Rights.  If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv.            Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise.  In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date (other than as a result of failure of the Holder to timely deliver the aggregate Exercise Price, unless the Warrant is validly exercised by means of a cashless exercise), and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder.  For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of this Warrant to purchase Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.

v.            No Fractional Shares or Scrip.  No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall round down to the nearest whole share.

vi.            Charges, Taxes and Expenses.  Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.  The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii.            Closing of Books.  The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e)            Holder’s Exercise Limitations.  The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other  Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported.  The “Beneficial Ownership Limitation” shall be 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant.  “Trading Market” means any of the following markets or exchanges: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing). The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation for the purpose of this Section 2(e), provided that, with respect to any increase in the Beneficial Ownership Limitation noticed prior to the date that the Company’s Common Shares cease to be listed on any Trading Market, the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3.                          Certain Adjustments.

a)            Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares or (iv) issues by reclassification of the Common Shares any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged.  Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)            Subsequent Rights Offerings.  In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

c)            Pro Rata Distributions.  During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to all holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction), except to the extent an adjustment was already made pursuant to Section 3(a) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, then the Exercise Price shall be decreased, effective immediately after the effective date of such Distribution, by the amount of cash and/or the fair market value (as determined by the Company’s Board of Directors, in good faith) of any securities or other assets paid on each Common Share in respect of such Distribution in order that subsequent thereto upon exercise of the Warrants the Holder may obtain the equivalent benefit of such Distribution.

d)            Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant).  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction.  “Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 30 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP immediately prior to the public announcement of such Fundamental Transaction and (y) the last VWAP immediately prior to the consummation of such Fundamental Transaction, (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.  The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five Business Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.

e)            Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

f)            Notice to Holder.

i.            Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii.            Notice to Allow Exercise by Holder. If (A) the Company shall declare a Distribution on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company (and its Subsidiaries, taken as a whole) is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 10 Trading Days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.  To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

g)            Voluntary Adjustment by Company.  Subject to the rules and regulations of the Trading Market, the Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Section 4.                          Transfer of Warrant.

a)            Transferability.  Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.  Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full.  The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)            New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney.  Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c)            Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d)            Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

e)            Representation by the Holder.  The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5.                          Miscellaneous.

a)            No Rights as Shareholder Until Exercise; No Settlement in Cash.  This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.  Without limiting any rights of a Holder to receive Warrant Shares on a “cashless exercise” pursuant to Section 2(c) or to receive cash payments pursuant to Section 2(d)(i) and Section 2(d)(iv) herein, in no event shall the Company be required to net cash settle an exercise of this Warrant.

b)            Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of an affidavit of loss reasonably satisfactory to the Company evidencing the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)            Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

d)            Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant.  The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant.  The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed.  The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment.  Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)            Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

f)            Jurisdiction; Agent for Process. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. Notwithstanding the foregoing, nothing in this paragraph shall limit or restrict the federal district court and the state court in which a Holder may bring a claim under the federal securities laws. The Company hereby irrevocably designates and appoints Watson Farley & Williams LLP, 250 West 55th Street, 31st Floor, New York, New York 10019 (the “Process Agent”) as its authorized agent upon whom process may be served in any claim brought against the Company, it being understood that the designation and appointment of the Process Agent as such authorized agent shall become effective immediately without any further action on the part of the Company. The Company represents to each Purchaser that it has notified the Process Agent of such designation and appointment and that the Process Agent has accepted the same.  The Company hereby irrevocably authorizes and directs the Process Agent to accept such service.

g)            Restrictions.  The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

h)            Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies.  Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

i)            Notices.  Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company or by the Holder to the Company shall be delivered in accordance with the notice provisions of the Securities Purchase Agreement.

j)            Limitation of Liability.  No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Share or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

k)            Remedies.  The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant.  The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

l)            Successors and Assigns.  Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder.  The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

m)            Amendment.  This Warrant may be modified or amended (or the provisions hereof waived) with the written consent of the Company and the Holder.

n)            Severability.  Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

o)            Headings.  The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************
(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

SEANERGY MARITIME HOLDINGS CORP.

By:
Name:
Title:

NOTICE OF EXERCISE
TO:            SEANERGY MARITIME HOLDINGS CORP.

(1)            The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only required if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)            Payment shall take the form of (check applicable box):

[  ] lawful money of the United States; or

[  ] if permitted, the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)            Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

(4) Accredited Investor.  The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

The Warrant Shares shall be delivered to the following DWAC Account Number:

DTC number:

Account name:

Account number:

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

EXHIBIT B

ASSIGNMENT FORM

 (To assign the foregoing Warrant, execute this form and supply required information.  Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Phone Number:

Email Address:
Dated: _______________ __, ______
Holder’s Signature: _______________
Holder’s Address: _______________

Schedule C

FORM OF PRE-FUNDED WARRANT

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

PRE-FUNDED COMMON SHARE PURCHASE WARRANT

SEANERGY MARITIME HOLDINGS CORP.

Warrant Shares: _________	Initial Exercise Date: _____, 20[20]

THIS PRE-FUNDED COMMON SHARE PURCHASE WARRANT (the “Warrant”) certifies that, for value received, ____________________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) until this Warrant is exercised in full (the “Termination Date”) but not thereafter, to subscribe for and purchase from Seanergy Maritime Holdings Corp., a Republic of the Marshall Islands corporation (the “Company”), up to ____________ (as subject to adjustment hereunder, the “Warrant Shares”) Common Shares. The purchase price of one Common Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.             Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the bid price of the Common Shares for the time in question (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Registration Statement” means the Company's registration statement on Form F-3 (File No. 333-226796).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any subsidiary of the Company which is actively engaged in a trade or business, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the Common Shares are traded on a Trading Market. “Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means Continental Stock Transfer & Trust Company, with offices located at 1 State Street, 30th Floor, New York, New York 10004 and any successor transfer agent of the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means this Warrant and other Pre-Funded Common Share purchase warrants issued by the Company pursuant to the Registration Statement.

Section 2.             Exercise.

a)           Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within five (5) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

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b)           Exercise Price. The aggregate exercise price of this Warrant, except for a nominal exercise price of $0.0001 per Warrant Share, was pre-funded to the Company on or prior to the Initial Exercise Date and, consequently, no additional consideration (other than the nominal exercise price of $0.0001 per Warrant Share) shall be required to be paid by the Holder to any Person to effect any exercise of this Warrant. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-paid aggregate exercise price under any circumstance or for any reason whatsoever, including in the event this Warrant shall not have been exercised prior to the Termination Date. The remaining unpaid exercise price per Common Share under this Warrant shall be $0.0001, subject to adjustment hereunder (the “Exercise Price”).

c)           Cashless Exercise. If at any time after the six month anniversary of date of issuance of this Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(68) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Shares on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised. The Company agrees not to take any position contrary to this Section 2(c).

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d)           Mechanics of Exercise.

i.
Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming this Warrant is being exercised via cashless exercise), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed, solely for purposes of Regulation SHO of the Securities Act, to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason (other than as a result of failure of the Holder to timely deliver the aggregate Exercise Price, unless the Warrant is validly exercised by means of a cashless exercise) to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Shares on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise. Notwithstanding anything to the contrary contained herein, the Company shall not be required to deliver any Common Shares upon a cash exercise of a Warrant unless or until the aggregate Exercise Price with respect to such exercise has been delivered to the Company.

ii.           Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.          Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

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iv.          Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date (other than as a result of failure of the Holder to timely deliver the aggregate Exercise Price, unless the Warrant is validly exercised by means of a cashless exercise), and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.

v.           No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall round down to the nearest whole share.

vi.          Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii.         Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

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e)           Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant. “Trading Market” means any of the following markets or exchanges: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing). The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation for the purpose of this Section 2(e), provided that, with respect to any increase in the Beneficial Ownership Limitation noticed prior to the date that the Company’s Common Shares cease to be listed on any Trading Market, the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

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Section 3.             Certain Adjustments.

a)           Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of Common Shares, any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)           Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

c)           Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to all holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) except to the extent an adjustment was already made pursuant to Section 3(a) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Common Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

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d)           Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.

e)           Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

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f)           Notice to Holder.

i.            Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii.           Notice to Allow Exercise by Holder. If (A) the Company shall declare a Distribution on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Company, at least ten (10) Trading Days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4.             Transfer of Warrant.

a)           Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within five (5) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

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b)           New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c)           Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d)           Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

e)           Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5.             Miscellaneous.

a)           No Rights as Stockholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting the rights of a Holder to receive Warrant Shares on a “cashless exercise,” and to receive the cash payments contemplated pursuant to Sections 2(d)(i) and 2(d)(iv), in no event will the Company be required to net cash settle a Warrant exercise.

b)           Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)           Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

d)           Authorized Shares.

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The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)           Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. Notwithstanding the foregoing, nothing in this paragraph shall limit or restrict the federal district court in which a Holder may bring a claim under the federal securities laws.

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f)           Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

g)           Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)           Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company or by the Holder to the Company shall be delivered in accordance with the notice provisions of the Securities Purchase Agreement.

i)            Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Share or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j)            Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)           Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l)            Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m)          Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)           Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

SEANERGY MARITIME HOLDINGS CORP.

By:
Name:
Title:

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NOTICE OF EXERCISE

TO:	SEANERGY MARITIME HOLDINGS CORP.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only required if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States by wire transfer; or

☐ if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

Name of broker (if applicable):	_______________________________

DTC number:	_______________________________

Account name:	_______________________________

Account number:	_______________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity:
Signature of Authorized Signatory of Investing Entity:
Name of Authorized Signatory:
Title of Authorized Signatory:
Date:

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EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______

Holder’s Signature:

Holder’s Address:

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Schedule D

FORM OF OMNIBUS LOAN SUPPLEMENTAL AGREEMENT

Dated December _____, 2020

SEANERGY MARITIME HOLDINGS CORP.
as Borrower

and

JELCO DELTA HOLDING CORP.
as Lender

OMNIBUS SUPPLEMENTAL AGREEMENT
relating to

(1) a loan facility of originally up to US$12,800,000
relating to the financing of m.v. “LORDSHIP” and m.v. “KNIGHTSHIP”
(2) a loan facility of originally up to US$16,200,000
relating to the financing of m.v. "PARTNERSHIP"
(3) a loan facility of originally US$7,000,000
relating to the refinancing of Existing Indebtedness and general working capital purposes

Index

Clause		Page

1	Definitions and Interpretation	3
2	Agreement of the Lender	5
3	Conditions Precedent and Subsequent	5
4	Representations	6
5	Amendments to Facility Agreements	6
6	Omnibus Mandatory Repayment and Prepayment Provisions	8
7	Notices	9
8	Counterparts	9
9	Governing Law	10
10	Enforcement	10
11	Termination	10

Schedules

Schedule 1 Conditions Precedent		11

Execution

Execution Page		12

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THIS OMNIBUS SUPPLEMENTAL AGREEMENT is made on ______, 2020 (this “Agreement”)

PARTIES

(1)
SEANERGY MARITIME HOLDINGS CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands as borrower (the “Borrower”);

(2)
JELCO DELTA HOLDING CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands as lender (the “Lender”);

(3)
EMPEROR HOLDING LTD., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands (“Emperor”); and

(4)	PARTNER SHIPPING CO. LIMITED, a company incorporated in the Republic of Malta whose registered address is at 147/1 St. Lucia Street, Valletta, VLT 1185, Malta (the “Owner”).

BACKGROUND

(A)
By three Facility Agreements (as such term is defined herein), the Lender agreed to make available to the Borrower facilities in the aggregate of (originally) up to US$36,000,000, of which an aggregate of US$16,850,000 is outstanding at the date of this Agreement after the application of the US$6,500,000 prepayment of the Second Jelco Loan Agreement as required as a condition precedent under the SPA (as such term is defined herein).

(B)
In exchange for, among other things, the full and final settlement of unpaid interest in the amount of US$1,924,290.05 accrued under the Facility Agreements, the Lender and the Borrower have entered into the SPA with respect to 12,272,627 units of the Borrower, each unit consisting of (i) one common share, par value $0.0001 per share, or one pre-funded warrant in lieu thereof and (ii) a warrant to purchase one common share at an exercise price of US$0.70 per common share.

(C)
The Borrower has requested that the Lender gives its consent to (i) the extension of the Final Repayment Date of each of the Facility Agreements, (ii) the amendment to the interest rate under each Facility Agreement and (iii) certain omnibus amendments to the repayment provisions under each Facility Agreement as specified herein (collectively, the “Requests”).

(D)	This Agreement sets out the terms and conditions on which the Lender agrees, with effect on and from the Effective Date, to the Requests, subject to the terms of this Agreement.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Cash and Cash Equivalents” means, in relation to a fiscal quarter, the sum of all cash and cash equivalents  of the Borrower and its subsidiaries on a consolidated basis as of the end of that fiscal quarter reported either (i) in its quarterly publicly disclosed financial statements, or (ii) in the certificate certified by a director of the Borrower  provided to the Lender in accordance with clause 6.2.

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“Effective Date” means the date on which the conditions precedent in Schedule 1 (Conditions Precedent) are satisfied or waived by the Lender.

“Facility Agreements” means, collectively, the First Jelco Loan Agreement, the Second Jelco Loan Agreement and the Fourth Jelco Loan Agreement.

“First Jelco Loan Agreement” means the loan agreement originally dated October 4, 2016 (as amended on November 17, 2016, as amended and restated by a deed of amendment and restatement on November 28, 2016, as supplemented on June 13, 2018, as amended and restated by a deed of amendment and restatement on February 13, 2019 and as further supplemented on May 29, 2019) and made between (i) the Borrower, as borrower and (ii) the Lender, as lender, pursuant to which the Lender has made available to the Borrower a loan facility of (originally) up to US$12,800,000.

“Fourth Jelco Loan Agreement” means the loan agreement dated March 26, 2019, (as supplemented on May 29, 2019) and made between (i) the Borrower as borrower and (ii) the Lender as lender in respect of a loan facility of (originally) US$7,000,000.

“Guarantors” means Emperor and the Owner.

“Guarantees” means the Guarantee dated June 13, 2018 between Emperor and the Lender with respect to the First Jelco Loan Agreement, the Guarantee dated May 24, 2017 between Emperor and the Lender with respect to the Second Jelco Loan Agreement, the Guarantee dated March 26, 2019 between Emperor and the Lender with respect to the Fourth Jelco Loan Agreement, and the Guarantee dated February 15, 2019 between the Owner and the Lender.

“Obligors” means the Borrower, the Owner and Emperor.

“Party” means a party to this Agreement.

“Seanergy Capesize Fleet” means at any given time, all dry bulk vessels of greater than 150,000 dwt owned by the Borrower or any of its subsidiaries or operated by the Borrower or any of its subsidiaries as lessees under finance leases.

“Second Jelco Loan Agreement” means the loan agreement dated May 24, 2017 (as amended and supplemented by a supplemental letter dated June 22, 2017 and a second supplemental letter dated August 22, 2017, as amended and restated by a deed of amendment and restatement dated September 27, 2017 and further supplemented by a supplemental agreement dated February 13, 2019 and a supplemental letter dated May 29, 2019) and made between (i) the Borrower as borrower and (ii) the Lender as lender in respect of a loan facility of (originally) up to US$16,200,000.

“SPA” means the Securities Purchase Agreement dated on or about the date of this Agreement and made between the Borrower and the Lender.

1.2	Defined expressions

Defined expressions in each of the Facility Agreements and the other Finance Documents shall have the same meanings when used in this Agreement unless the context otherwise requires or unless otherwise defined in this Agreement.

1.3	Application of construction and interpretation provisions of the Facility Agreements

Clause 1.3 (Construction of certain terms) of each of the Facility Agreements applies to this Agreement as if it were expressly incorporated in it with any necessary modifications.

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1.4	Designation as a Finance Document

In relation to each of the Facility Agreements, the Borrower and the Lender designate this Agreement (but only to the extent that this Agreement relates to that Facility Agreement) as a Finance Document as such term is defined in that Facility Agreement; and without prejudice to the generality of the foregoing and for the avoidance of doubt, nothing in this Agreement shall or shall be interpreted to make any Finance Document, including any Facility Agreement not otherwise subject to any intercreditor arrangements, to be so subject.

1.5	Third party rights

Unless provided to the contrary in a Finance Document, a person who is not a Party has no right under the Third Parties Act to enforce or to enjoy the benefit of any term of this Agreement.

2.	AGREEMENT OF THE LENDER

2.1	Agreement of the Lender

The Lender agrees, with effect from the Effective Date and subject to and upon the terms and conditions of this Agreement to:

(a)	the Requests;

(b)	the consequential amendments to each of the Facility Agreements and the other Finance Documents; and

(c)	that the Lender under each of the Facility Agreements will apply amounts received with respect to each mandatory or voluntary prepayment or repayment:

i.
under clauses 6.1, 6.2 and 6.3 of this Agreement to each of the Facility Agreements on a pro-rata basis based upon the principal amount outstanding under each of the Facility Agreements at the time such payment is received for application in repayment of the respective Loans thereunder; and

ii.
under clause 6.4 of this Agreement to each of the First Jelco Loan Agreement and Fourth Jelco Loan Agreement on a pro-rata basis based upon the principal amount outstanding under each of such Facility Agreements at the time such payment is received.

2.2	Agreement of the Finance Parties

The Finance Parties agree, subject to and upon the terms and conditions of this Agreement, to the consequential amendment of each of the Facility Agreements and the other Finance Documents in connection with the matters referred to in clause 2.1 (Agreement of the Lender).

2.3	Effective Date

The agreement of the Lender contained in clause 2.1 (Agreement of the Lender) shall have effect on and from the Effective Date.

3.	CONDITIONS PRECEDENT AND SUBSEQUENT

3.1	Conditions Precedent

The agreement of the Lender contained in clause 2.1 (Agreement of the Lender) is subject to the Lender having received (or waived receipt of) all of the documents and other evidence listed in Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Lender on or before the Effective Date.

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3.2	Conditions Subsequent

(a)
The Borrower and the Owner undertake to execute and register as soon as reasonably practicable after the Effective Date but in any event no later than ten (10) Business Days following the Effective Date, an addendum to the Mortgage (as defined in the First Jelco Facility Agreement) in such form as the Lender may reasonably require to take into account the terms of this Agreement and to provide the Senior Mortgagee’s written consent thereto.

(b)
The parties to the Intercreditor Agreement (as such term is defined in the SPA) enter into an amendment to the Intercreditor Agreement to reflect the amendments to the relevant Facility Agreements contemplated hereby as soon as reasonably practicable after the Effective Date, but in anwy event no later than 7th January 2021, it being understood that each of the parties hereto shall use commercially reasonable efforts to effect such amendment in a timely manner.

4.	REPRESENTATIONS

4.1	Facility Agreement representations

Each Obligor that is a party to a Facility Agreement makes, and repeats on the Effective Date, the representations and warranties set out in clause 6 (Representations and Warranties) of the Facility Agreement to which it is a party, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, by reference to the circumstances existing on the date of this Agreement and on the Effective Date.

4.2	Finance Document representations

Each Obligor makes, and repeats on the Effective Date, the representations and warranties set out in each of the Finance Documents (as such term is defined in each of the Facility Agreements but not including the Facility Agreements themselves) to which it is a party, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, by reference to the circumstances existing on the date of this Agreement and on the Effective Date, with the exception of (i) clause 10.10 of the Guarantee dated June 13, 2018 between Emperor and the Lender with respect to the First Jelco Loan Agreement, (ii) clause 10.8 of the Guarantee dated May 24, 2017 between Emperor and the Lender with respect to the Second Jelco Loan Agreement, (iii) clause 10.8 of the Guarantee dated March 26, 2019 between Emperor and the Lender with respect to the Fourth Jelco Loan Agreement, (iv) clause 10.9 of the Guarantee dated February 15, 2019 between Partner and the Lender, and (v) clause 5.3 of the Second Priority General Assignment dated February 15, 2019 between the Owner and the Lender.

5.	AMENDMENTS TO FACILITY AGREEMENTS

5.1	Specific amendments to each of the Facility Agreements

With effect on and from the Effective Date, each of the Facility Agreements shall be, and shall be deemed by this Agreement to have been, amended as follows:

(a)	by deleting the definition of “Applicable Margin” in clause 1.2 (Definitions) of the First Jelco Loan Agreement in its entirety;

(b)	by deleting the definition of “Applicable Margin” in clause 1.2 (Definitions) of the Second Jelco Loan Agreement in its entirety;

(c)	by deleting the definition of “Applicable Interest Rate” in clause 1.2 (Definitions) of the Fourth Jelco Loan Agreement in its entirety and replacing it with the following:

““Applicable Interest Rate” means, during the period commencing on the Closing Date (as defined in the SPA) and ending on the date on which all amounts owing under and in respect of this Agreement are irrevocably paid to the Lender(each inclusive), 5.5 per cent. per annum;”

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(d)	by deleting the definition of “Final Repayment Date” in clause 1.2 (Definitions) of each of the Facility Agreements in its entirety and replacing it with the following:

““Final Repayment Date” means December 31, 2024;”;

(e)	by adding the following new definition of “SPA” in clause 1.2 (Definitions) of each of the Facility Agreements:

““SPA” means a securities purchase agreement dated on or about December 30, 2020 and made between the Borrower and the Lender;”;

(f)	by deleting clause 3.4 (Interest rate) of the First Jelco Loan Agreement in its entirety and replacing it with the following:

“3.4  Interest rate

During the period commencing on  the Closing Date (as defined in the SPA) and ending on the date on which all amounts owing under and in respect of this Agreement are irrevocably paid to the Lender (each inclusive), interest shall accrue on the Loan at a rate equal 5.5 per cent. per annum.”;

(g)	by deleting clause 3.4 (Interest rate) of the Second Jelco Loan Agreement in its entirety and replacing it with the following:

“3.4  Interest rate

During the period commencing on the Closing Date (as defined in the SPA) and ending on the date on which all amounts owing under and in respect of this Agreement are irrevocably paid to the Lender (each inclusive), interest shall accrue on the Loan at a rate equal 5.5 per cent. per annum.”;

(h)	by deleting clause 5.3(b) of the First Jelco Loan Agreement in its entirety;

(i)	by deleting clause 5 of the Fourth Jelco Loan Agreement in its entirety; and

(j)
the definition of, and references throughout to, each Finance Document (as such term is defined in each Facility Agreement) shall be construed as if the same referred to that Finance Document as amended and supplemented by this Agreement.

5.2	Amendments to other Finance Documents

With effect on and from the Effective Date, each of the Finance Documents (other than the Facility Agreements) shall be amended so that any references to the relevant Facility Agreement shall be construed as a reference to such Facility Agreement as amended and supplemented by this Agreement and the Finance Documents shall remain in full force and effect.

5.3	Guarantor Confirmation

The Guarantors:

(a)	confirm their acceptance of the amendments effected by this Agreement;

(b)
confirm that the definition of, and references throughout each of the Finance Documents to, the relevant Facility Agreement and any of the other Finance Documents shall be construed as if the same referred to such Facility Agreement and those Finance Documents as amended and supplemented by this Agreement;

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(c)	confirms that the Guarantees:

1.	continue to have full force and effect in accordance with their respective terms in respect of each of the Facility Agreements as amended and supplemented by this Agreement; and

2.	extend to the obligations of the Borrower under this Agreement and each of the Finance Documents as amended and supplemented by this Agreement.

5.4	Security Confirmation

Each of the Obligors confirms that:

(a)	any Security Interest created by it under the Finance Documents extends to their and the Borrower’s respective obligations under the Finance Documents as amended and supplemented by this Agreement;

(b)	their obligations and those of the Borrower under each Facility Agreement as amended and supplemented by this Agreement are included in the Secured Liabilities; and

(c)	the Security Interests created under the Finance Documents continue in full force and effect on the terms of the respective Finance Documents.

6.	OMNIBUS MANDATORY REPAYMENT AND PREPAYMENT PROVISIONS

Notwithstanding anything to the contrary contained in any of the Facility Agreements and in addition to the requirements of clause 4 and clause 5 of each Facility Agreement, the Borrower hereby agrees as follows:

6.1	Loan Repayments

The Borrower shall make the following mandatory payments to the Lender to be applied in accordance with clause 2.1(c)(i) hereof, as follows:

(a)
On December 31, 2022, Borrower shall pay an amount equal to the positive difference between US$8,000,000 and all mandatory prepayments under clause 6.2 of this Agreement, actually paid to and received by the Lender on or before December 31, 2022; and

(b)
On December 31, 2023, Borrower shall pay an amount equal to the positive difference between US$8,000,000 and all mandatory prepayments under clause 6.2 of this Agreement, actually paid to and received by the Lender after December 31, 2022 and on or before December 31, 2023.

6.2	Cash Sweep

The Borrower shall make mandatory prepayments of the Loans under each Facility Agreement to the Lender to be applied in accordance with clause 2.1(c)(i) hereof, as follows:

Within five (5) Banking Days of the earlier of (i) the public disclosure of the Borrower’s financial results for each of the first and third fiscal quarters of any fiscal year or (ii) the Reporting Date (as defined below) following each such fiscal quarter, an amount equal to the greater of (X) provided that the actual average time charter equivalent rate of the Seanergy Capesize Fleet for that fiscal quarter and the immediately preceding fiscal quarter as calculated by the Borrower (which must be in accordance with methodology applied by the Borrower in its financial results in the financial year preceding to the date of this Agreement) and reported in its financial results (the “TCE Rate”) is at least US$18,000, the product of (a) the lesser of (i) the difference between US$18,000 and the TCE Rate and (ii) US$3,000, multiplied by (b) the aggregate operating days as calculated by the Borrower and reported in its financial results of the Seanergy Capesize Fleet for that fiscal quarter and the immediately preceding fiscal quarter and (Y) the Cash and Cash equivalents as at the end of that fiscal quarter in excess of US$25,000,000.

8

The first testing period will be the six-month period ending March 31, 2021, and the following testing periods will be each six-month period thereafter ending on March 31 and September 30 of each year during the Security Period. If the Borrower has not previously publicly disclosed its quarterly financial results with respect to the two fiscal quarters constituting a particular testing period by the date that is 90 days after the end of such testing period (the “Reporting Date”), it will, on or before the Reporting Date, provide certificates with sufficient detail to support the calculation of any payments to be made under this clause 6.2 with respect to such testing period, certified by a director of the Borrower, which will include supporting management accounts.

6.3	Prepayment on Warrant Exercise

In the event Lender exercises its option pursuant to Section 6.04 of the SPA to deem the aggregate price payable on exercise of the warrants with US$0.70 to be applied as a prepayment of the Loans under the Facility Agreements, then such deemed payment shall be deemed a prepayment under each of the Facility Agreements to be applied in accordance with clause 2.1(c)(i) hereof.

6.4	Repayment with Net Proceeds of Public Offerings

The Borrower shall be obliged to prepay an amount equal to 25 per cent. of (a) the net proceeds from the cash exercise of the Class E Warrants outstanding on the date hereof and (b) the net proceeds of any public offering of securities (including any registered direct offering) concluded by the Borrower following the Effective Date, in each case (save where the following proviso applies) payable promptly on receipt by the Borrower of those proceeds, the proceeds of which shall be applied in accordance with clause 2.1(c)(ii) hereof provided that payments from proceeds of warrant exercises shall be made within five (5) Banking Days following the fiscal quarter in which a warrant is exercised, and then only with respect to proceeds from warrant exercises which aggregate to US$2,000,000 or more since (i) with respect to the first such payment, the Effective Date hereof, and (ii) with respect to any subsequent payment, the end of the fiscal quarter with respect to which a payment had last been made under this clause 6.4. For the avoidance of doubt, in the event the aggregate proceeds from any exercise of warrants during (i) a fiscal quarter and (ii) all preceding fiscal quarters which have been carried forward in accordance with this clause 6.4, are less than US$2,000,000, and as a result, no payment is required at the end of such fiscal quarter under the terms of this clause 6.4, the relevant proceeds shall carry forward to, and be aggregated with the proceeds of any subsequent fiscal quarters for purposes of calculating the next payment under this clause 6.4.

6.5	Prepayment and Repayment Cap

Notwithstanding the foregoing, any amount payable pursuant to clauses 6.1, 6.2, 6.3 and 6.4, when aggregated with all such amounts paid pursuant to clauses 6.1, 6.2, 6.3 and 6.4 in the 12-month period ending on and including 31 December in the relevant year, shall not exceed US$12,000,000.

6.6	No Prepayment Fee

Notwithstanding anything contained in any of the Facility Agreements to the contrary, no prepayment fee or similar prepayment penalty shall be applicable to any amounts paid under this clause 6.

7.	NOTICES

Clause 9 or 13 (Notices) of each of the Facility Agreements, as applicable, as amended and supplemented by this Agreement, applies to this Agreement as if it were expressly incorporated in it with any necessary modifications.

8.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

9

9.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10.	ENFORCEMENT

10.1	Jurisdiction

(a)
The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Obligors accept that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Obligor will argue to the contrary.

10.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor:

i.
irrevocably appoints Messrs E. J. C. Album Solicitors, presently of 47 Lyndale Avenue, London NW11 6YA, England (attention: Mr Edward Album, tel: +44(0) 20 7794 6080 and email: ejca@mitgr.com) as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

ii.	agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)
If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrower (on behalf of the other Obligors) must immediately (and in any event within 14 days of such event taking place) appoint another agent on terms acceptable to the Lender.  Failing this, the Lender may appoint another agent for this purpose.

11	TERMINATION

If the SPA is terminated because the Closing Date (as defined in the SPA) does not occur on or before 7th January 2021 then this Agreement shall thereupon terminate and be deemed to be null and void thereafter.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

10

SCHEDULE 1

CONDITIONS PRECEDENT

1	Obligors

a)	All conditions precedent to Closing (as defined in the SPA) under the SPA have been fulfilled.

11

EXECUTION PAGE

BORROWER

SIGNED by	)
duly authorised attorney-in-fact	)
for and on behalf of	)
SEANERGY MARITIME HOLDINGS CORP.	)

in the presence of:	)
Witness' signature:	)
Witness' name:	)
Witness' address:	)

OWNER

SIGNED by	)
duly authorised attorney-in-fact	)
for and on behalf of	)
PARTNER SHIPPING CO. LIMITED	)

in the presence of:	)
Witness' signature:	)
Witness' name:	)
Witness' address:	)

EMPEROR

SIGNED by	)
duly authorised attorney-in-fact	)
for and on behalf of	)
EMPEROR HOLDING LTD.	)

in the presence of:	)
Witness' signature:	)
Witness' name:	)
Witness' address:	)

LENDER

SIGNED by	)
duly authorised attorney-in-fact	)
for and on behalf of	)
JELCO DELTA HOLDING CORP.	)

in the presence of:	)
Witness' signature:	)
Witness' name:	)
Witness' address:	)

12

Schedule E

FORM OF OMNIBUS NOTE SUPPLEMENTAL AGREEMENT

Dated December ______, 2020

SEANERGY MARITIME HOLDINGS CORP.
as Borrower
and

JELCO DELTA HOLDING CORP.
as Lender

OMNIBUS SUPPLEMENTAL AGREEMENT
relating to
(1) a convertible promissory note in the principal amount of US$4,000,000
(2) a revolving convertible promissory note in the principal amount of up to US$6,765,000
(3) a convertible promissory note in the principal amount of US$13,750,000

Index

Clause		Page

1	Definitions and Interpretation	3
2	Agreement of the Lender	5
3	Conditions Precedent and Subsequent	5
4	Amendments to Convertible Notes	5
5	Confirmations	10
6	Omnibus Mandatory Repayment and Prepayment Provisions	10
7	Notices	12
8	Counterparts	12
9	Governing Law	12
10	Enforcement	12
11	Termination	13

Schedules

Schedule 1 Conditions Precedent		14

Execution

Execution Page		15

2

THIS OMNIBUS SUPPLEMENTAL AGREEMENT is made on ______,  2020 (this “Agreement”)

PARTIES

(1)
SEANERGY MARITIME HOLDINGS CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands as borrower (the “Borrower”);

(2)
JELCO DELTA HOLDING CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands as lender (the “Lender”).

(3)
EMPEROR HOLDING LTD., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands (“Emperor”); and

(4)	PARTNER SHIPPING CO. LIMITED, a company incorporated in the Republic of Malta whose registered address is at 147/1 St. Lucia Street, Valletta, VLT 1185, Malta (the “Owner”).

BACKGROUND

(A)
By three Convertible Notes (as such term is defined herein), the Lender agreed to make available to the Borrower facilities in the aggregate of (originally) up to US$42,415,000, of which an aggregate of US$38,715,000 is outstanding at the date of this Agreement.

(B)
In exchange for, among other things, the full and final settlement of unpaid interest in the amount of US$2,425,249.84 accrued under the Convertible Notes, the Lender and the Borrower have entered into the SPA with respect to 12,272,627 units of the Borrower, each unit consisting of (i) one common share, par value $0.0001 per share, or one pre-funded warrant in lieu thereof and (ii) a warrant to purchase one common share at an exercise price of US$0.70 per common share.

(C)
The Borrower has requested that the Lender gives its consent to (i) the extension of the Final Repayment Date of each of the Convertible Notes, (ii) the amendment to the interest rate under such Convertible Notes and (iii) certain omnibus amendments to the repayment provisions under each Convertible Note as specified herein (collectively, the “Requests”).

(D)	This Agreement sets out the terms and conditions on which the Lender agrees, with effect on and from the Effective Date, to the Requests, subject to the terms of this Agreement.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:
“Cash and Cash Equivalents” means, in relation to a fiscal quarter, the sum of all cash and cash equivalents  of the Borrower and its subsidiaries on a consolidated basis as of the end of that fiscal quarter reported either (i) in its quarterly publicly disclosed financial statements, or (ii) in the certificate certified by a director of the Borrower  provided to the Lender in accordance with clause 6.2.

3

“Convertible Notes” means, collectively, the First Jelco Convertible Note, the Second Jelco Convertible Note and the Third Jelco Convertible Note.
“Effective Date” means the date on which the conditions precedent in Schedule 1 (Conditions Precedent) are satisfied or waived by the Lender.
“Facility Agreements” means, collectively, (i) that certain loan agreement dated October 4, 2016 (as may have been amended, amended and restated, and/or supplemented from time to time), (ii) that certain loan agreement dated May 24, 2017 (as may have been amended, amended and restated, and/or supplemented from time to time) and (iii) that certain loan agreement dated March 26, 2019 (as may have been amended, amended and restated, and/or supplemented from time to time), each made between the Borrower as borrower and the Lender as lender.
“First Jelco Convertible Note” means that certain Convertible Promissory Note dated as of March 12, 2015, as amended by Amendment No. 1 dated as of May 14, 2015, as supplemented by a mutual consent dated September 18, 2017, as further amended by Amendment No. 2 dated as of September 18, 2017, as further amended by Amendment No. 3 dated as of March 26, 2019 and as further amended by Amendment No. 4 dated May 29, 2019.
“Guarantors” means Emperor and the Owner.
“Guarantees” means the Guarantee dated June 13, 2018 between Emperor and the Lender with respect to the First Jelco Loan Agreement, the Guarantee dated May 24, 2017 between Emperor and the Lender with respect to the Second Jelco Loan Agreement, the Guarantee dated March 26, 2019 between Emperor and the Lender with respect to the Fourth Jelco Loan Agreement, and the Guarantee dated February 15, 2019 between the Owner and the Lender.
“Obligors” means the Borrower, the Owner and Emperor.
“Omnibus Loan Supplemental Agreement” means that certain agreement dated the date hereof among the Lender and the Borrower under the Facility Agreements, a copy of which is attached hereto as Exhibit A.
“Party” means a party to this Agreement.
“Seanergy Capesize Fleet” means at any given time, all dry bulk vessels of greater than 150,000 dwt owned by the Borrower or any of its subsidiaries or operated by the Borrower or any of its subsidiaries as lessees under finance leases.
“Second Jelco Convertible Note” means that certain Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment dated as of December 1, 2015, further amended by a Second Amendment dated as of December 14, 2015, further amended by a Third Amendment dated as of January 27, 2016, further amended by a Fourth Amendment dated as of March 7, 2016, further amended by a Fifth Amendment dated as of April 21, 2016, further amended by a Sixth Amendment dated as of May 17, 2016, further amended by a Seventh Amendment dated as of June 16, 2016, further amended by an Eighth Amendment dated as of March 28, 2017, supplemented by a mutual consent dated September 8, 2017, further amended by a Ninth Amendment dated as of September 27, 2017, further amended by a Tenth Amendment dated September 1, 2018, further amended by an Eleventh Amendment dated as of March 26, 2019 and as further amended by a Twelfth Amendment dated as of May 29, 2019.
“SPA” means the Securities Purchase Agreement dated on or about the date of this Agreement and made between the Borrower and the Lender.
“Third Jelco Convertible Note” means that certain Convertible Promissory Note, dated as of September 27, 2017, as amended by an Amendment dated as of February 13, 2019 and as further amended by a Second Amendment dated as of May 29, 2019.

4

1.2	Defined expressions

Defined expressions in each of the Convertible Notes shall have the same meanings when used in this Agreement unless the context otherwise requires or unless otherwise defined in this Agreement.

2.	AGREEMENT OF THE LENDER

2.1	Agreement of the Lender

The Lender agrees, with effect from the Effective Date and subject to and upon the terms and conditions of this Agreement to:

(a)	the Requests;

(b)	the consequential amendments to each of the Convertible Notes; and

(c)
that after repayment of amounts due under the Facility Agreements to which repayment and prepayment are to be applied as specified in the Omnibus Loan Supplemental Agreement, the Lender under each of the Convertible Notes will apply amounts received with respect to each mandatory or voluntary prepayment or repayment under clauses 6.1, 6.2, 6.3 and 6.4 of this Agreement to each of the Convertible Notes on a pro-rata basis based upon the principal amount outstanding under each of the Convertible Notes at the time such payment is received.

2.2	Agreement of the Finance Parties

The Parties agree, subject to and upon the terms and conditions of this Agreement, to the consequential amendment of each of the Convertible Notes in connection with the matters referred to in clause 2.1 (Agreement of the Lender).

2.3	Effective Date

The agreement of the Lender contained in clause 2.1 (Agreement of the Lender) shall have effect on and from the Effective Date.

3.	CONDITIONS PRECEDENT AND SUBSEQUENT

3.1	Conditions Precedent

The agreement of the Lender contained in clause 2.1 (Agreement of the Lender) is subject to the Lender having received (or waived receipt of) all of the documents and other evidence listed in Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Lender on or before the Effective Date.

3.2	Conditions Subsequent

The parties to the Intercreditor Agreement (as such term is defined in the SPA) enter into an amendment to the Intercreditor Agreement to reflect the amendments to the relevant Convertible Notes contemplated hereby as soon as reasonably practicable after the Effective Date, but in any event no later than 7th January 2021, it being understood that each of the parties hereto shall use commercially reasonable efforts to effect such amendment in a timely manner.

4.	AMENDMENTS TO CONVERTIBLE NOTES

4.1	Specific amendments to each of the Convertible Notes

With effect on and from the Effective Date, each of the Convertible Notes shall be, and shall be deemed by this Agreement to have been, amended as follows:

5

(a)	by deleting the definition of “Maturity Date” in Section 1 of the First Jelco Convertible Note in its entirety and replacing it with the following:

“1.4          “Maturity Date” shall mean December 31, 2024.”;
(b)	by adding the following new definition of “SPA” in Section 1 (Definitions) of the First Jelco Convertible Note that shall read as follows:

“1.6          “SPA” means a securities purchase agreement dated on or about December 30, 2020 and made between the Borrower and the Lender;”;
(c)	by deleting Section 3 of the First Jelco Convertible Note in its entirety and replacing it with the following:

“3.           Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue from the Closing Date (as defined in the SPA) until payment to the Holder of all amounts payable under this Note  at a rate equal to 5.5% per annum (the “Interest Rate”). Interest shall be payable to the Holder quarterly with the last interest payment falling due for payment on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In case the date of an interest payment is not a business day, the relevant interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Notwithstanding the above, the last interest period shall end on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate.”;
(d)	by deleting Section 7.1 of the First Jelco Convertible Note in its entirety and replacing it with the following:

“7.1          Conversion. The Holder may by notice in writing to the Maker elect at any time to convert the whole or any part of the then remaining Repayment Instalments or the Balloon Instalment or the principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common Stock (“Common Shares,” and such number of Common Shares issuable on conversion, the “Conversion Shares”) equal to the amount of the Repayment Instalments and Balloon Instalment being converted divided by a conversion price equal to $1.20 per share, as such conversion price may be adjusted pursuant to the terms hereof or by any other conversion price to be agreed in writing between the Maker and the Holder (the “Conversion Price”).

6

The Maker shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, pursuant to this Section 7.1 or otherwise, to the extent that after giving effect to such issuance after conversion as set forth on the applicable notice of conversion, the Holder (together with the Holder’s Affiliates (as defined below), and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted portion of this Note beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) conversion or conversion of the unexercised or nonconverted portion of any other securities of the Maker subject to a limitation on conversion or conversion analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 7.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Maker is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Section 7.1 applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Maker shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 7.1, in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Maker’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Maker or (C) a more recent written notice by the Maker or the Maker’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Maker shall within one business day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or conversion of securities of the Maker, including this Note, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended. The “Beneficial Ownership Limitation” shall be 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of this Note.  “Trading Market” means any of the following markets or exchanges: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing). The Holder, upon notice to the Maker, may increase or decrease the Beneficial Ownership Limitation for the purpose of this Section 7.1, provided that, with respect to any increase in the Beneficial Ownership Limitation noticed prior to the date that the Company’s Common Shares cease to be listed on any Trading Market, the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Note held by the Holder and the provisions of this Section 7.1 shall continue to apply.  Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Maker.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 7.1 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.”;

7

(e)	by deleting the definition of “Maturity Date” in Section 1 of the Second Jelco Convertible Note in its entirety and replacing it with the following:

“1.8          “Maturity Date” shall mean December 31, 2024.”;

(f)	by adding the following new definition of “SPA” in Section 1 (Definitions) of the Second Jelco Convertible Note that shall read as follows:

“1.9          “SPA” means a securities purchase agreement dated on or about December 30, 2020 and made between the Borrower and the Lender;”;

(g)	by deleting Section 3 of the Second Jelco Convertible Note in its entirety and replacing it with the following:

“3.           Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue from the Closing Date (as defined in the SPA) until payment to the Holder of all amounts payable under this Note  at a rate equal to 5.5% per annum (the “Interest Rate”). Interest shall be payable to the Holder quarterly with the last interest payment falling due for payment on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In case the date of an interest payment is not a business day, the relevant interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Notwithstanding the above, the last interest period shall end on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate.”;

(h)	by deleting Section 10.1 of the Second Jelco Convertible Note in its entirety and replacing it with the following:

“10.1          Conversion. The Holder may by notice in writing to the Maker elect at any time to convert the whole or any part of the then remaining Repayment Instalments or the Balloon Instalment or the principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common Stock (the “Conversion Shares”) equal to the amount of the remaining Repayment Instalments and Balloon Instalment being converted divided by a conversion price equal to $1.20 per share, as such conversion price may be adjusted pursuant to the terms hereof or by any other conversion price to be agreed in writing between the Maker and the Holder (the “Conversion Price”).

The Maker shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, pursuant to this Section 10.1 or otherwise, to the extent that after giving effect to such issuance after conversion as set forth on the applicable notice of conversion, the Holder (together with the Holder’s Affiliates (as defined below), and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted portion of this Note beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) conversion or conversion of the unexercised or nonconverted portion of any other securities of the Maker subject to a limitation on conversion or conversion analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Maker is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Section 10.1 applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Maker shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 10.1, in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Maker’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Maker or (C) a more recent written notice by the Maker or the Maker’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Maker shall within one business day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or conversion of securities of the Maker, including this Note, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended. The “Beneficial Ownership Limitation” shall be 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of this Note.  “Trading Market” means any of the following markets or exchanges: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing). The Holder, upon notice to the Maker, may increase or decrease the Beneficial Ownership Limitation for the purpose of this Section 10.1, provided that, with respect to any increase in the Beneficial Ownership Limitation noticed prior to the date that the Company’s Common Shares cease to be listed on any Trading Market, the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Note held by the Holder and the provisions of this Section 10.1 shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Maker.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 10.1 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.”;

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(i)	by deleting the definition of “Maturity Date” in Section 1 of the Third Jelco Convertible Note in its entirety and replacing it with the following:

“1.11          “Maturity Date” means December 31, 2024.”;

(j)	by adding the following new definition of “SPA” in Section 1 (Definitions) of the Third Jelco Convertible Note that shall read as follows:

“1.23          “SPA” means a securities purchase agreement dated on or about December 30, 2020 and made between the Borrower and the Lender;”;

(k)	by deleting Section 3 of the Third Jelco Convertible Note in its entirety and replacing it with the following:

“3.           Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue from the Closing Date (as defined in the SPA) until payment to the Holder of all amounts payable under this Note  at a rate equal to 5.5% per annum (the “Interest Rate”). Interest shall be payable to the Holder quarterly with the last interest payment falling due for payment on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In case the date of an interest payment is not a business day, the relevant interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Notwithstanding the above, the last interest period shall end on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate.”; and

(l)	by deleting Section 10.1 of the Third Jelco Convertible Note in its entirety and replacing it with the following:

“10.1          Conversion. The Holder may by notice in writing to the Maker elect at any time to convert the whole or any part of the then remaining Repayment Instalments or the Balloon Instalment or the principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common Stock (the “Conversion Shares”) equal to the amount of the remaining Repayment Instalments and Balloon Instalment being converted divided by a conversion price equal to $1.20 per share, as such conversion price may be adjusted pursuant to the terms hereof or by any other conversion price to be agreed in writing between the Maker and the Holder (the “Conversion Price”).

The Maker shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, pursuant to this Section 10.1 or otherwise, to the extent that after giving effect to such issuance after conversion as set forth on the applicable notice of conversion, the Holder (together with the Holder’s Affiliates (as defined below), and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted portion of this Note beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) conversion or conversion of the unexercised or nonconverted portion of any other securities of the Maker subject to a limitation on conversion or conversion analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Maker is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Section 10.1 applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Maker shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 10.1, in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Maker’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Maker or (C) a more recent written notice by the Maker or the Maker’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Maker shall within one business day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or conversion of securities of the Maker, including this Note, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended. The “Beneficial Ownership Limitation” shall be 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of this Note.  “Trading Market” means any of the following markets or exchanges: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing). The Holder, upon notice to the Maker, may increase or decrease the Beneficial Ownership Limitation for the purpose of this Section 10.1, provided that, with respect to any increase in the Beneficial Ownership Limitation noticed prior to the date that the Company’s Common Shares cease to be listed on any Trading Market, the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Note held by the Holder and the provisions of this Section 10.1 shall continue to apply.  Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Maker.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 10.1 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.”

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5.	CONFIRMATIONS

5.1	Guarantor Confirmation

The Guarantors:

(a)	confirm their acceptance of the amendments effected by this Agreement;

(b)	confirms that the Guarantees:

i.	continue to have full force and effect in accordance with their respective terms in respect of each of the Convertible Notes as amended and supplemented by this Agreement; and

ii.	extend to the obligations of the Borrower under this Agreement and each of the Convertible Notes as amended and supplemented by this Agreement.

5.2	Amendments to the Partnership Finance Documents

With effect on and from the Effective Date, each of the Partnership Finance Documents shall be amended so that any references to the Third Jelco Convertible Note shall be construed as a reference to the Third Jelco Convertible Note as amended and supplemented by this Agreement and the Partnership Finance Documents shall remain in full force and effect.

5.3	Security Confirmation

Each of the Obligors confirms that:

(a)
any security interest created by it under the Convertible Notes extends to their and the Borrower’s respective obligations under the Convertible Notes as amended and supplemented by this Agreement; and

(b)	the security interests created under the Convertible Notes continue in full force and effect on the terms of the respective Convertible Notes.

6.	OMNIBUS MANDATORY REPAYMENT AND PREPAYMENT PROVISIONS

Notwithstanding anything to the contrary contained in any of the Convertible Notes, the Borrower hereby agrees as follows, provided that any payment obligation of the Borrower under any of clauses 6.1, 6.2, 6.3 and 6.4 hereof will arise only when the liabilities under the Facility Agreements to which payments made pursuant to the corresponding clause of the Omnibus Loan Supplemental Agreement would be applied are fully repaid, and any payment obligation of the Borrower under any of clauses 6.1, 6.2, 6.3 and 6.4 hereof will be reduced by the amount of the payments made in satisfaction of the corresponding payment obligation under the Omnibus Loan Supplemental Agreement, and, notwithstanding anything to the contrary herein, this clause 6 will not be construed to create an equal and independent payment obligation arising out of the same circumstances as a payment obligation arising under clause 6 of the Omnibus Loan Supplemental Agreement:

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6.1	Repayment

The Borrower shall make the following mandatory payments to the Lender to be applied in accordance with clause 2.1(c) hereof, as follows:

(a)
On December 31, 2022, Borrower shall pay an amount equal to the positive difference between US$8,000,000 and all mandatory prepayments under clause 6.2 of this Agreement and clause 6.1 and 6.2 of the Omnibus Loan Supplemental Agreement, actually paid to and received by the Lender on or before December 31, 2022; and

(b)
On December 31, 2023, Borrower shall pay an amount equal to the positive difference between US$8,000,000 and all mandatory prepayments under clause 6.2 of this Agreement and clause 6.1 and 6.2 of the Omnibus Loan Supplemental Agreement, actually paid to and received by the Lender after December 31, 2022 and on or before December 31, 2023.

6.2	Cash Sweep

The Borrower shall make mandatory prepayments under each Convertible Note to the Lender to be applied in accordance with clause 2.1(c) hereof, as follows:

Within five (5) Banking Days of the earlier of (i) the public disclosure of the Borrower’s financial results for each of the first and third fiscal quarters of any fiscal year or (ii) the Reporting Date (as defined below) following each such fiscal quarter, an amount equal to the greater of (X) provided that the actual average time charter equivalent rate of the Seanergy Capesize Fleet for that fiscal quarter and the immediately preceding fiscal quarter as calculated by the Borrower (which must be in accordance with methodology applied by the Borrower in its financial results in the financial year preceding to the date of this Agreement) and reported in its financial results (the “TCE Rate”) is at least US$18,000, the product of (a) the lesser of (i) the difference between US$18,000 and the TCE Rate and (ii) US$3,000, multiplied by (b) the aggregate operating days as calculated by the Borrower and reported in its financial results of the Seanergy Capesize Fleet for that fiscal quarter and the immediately preceding fiscal quarter and (Y) the Cash and Cash equivalents as at the end of that fiscal quarter in excess of US$25,000,000.

The first testing period will be the six-month period ending March 31, 2021, and the following testing periods will be each six-month period thereafter ending on March 31 and September 30 of each year during the Security Period. If the Borrower has not previously publicly disclosed its quarterly financial results with respect to the two fiscal quarters constituting a particular testing period by the date that is 90  days after the end of such testing period (the “Reporting Date”), it will, on or before the Reporting Date, provide certificates with sufficient detail to support the calculation of any payments to be made under this clause 6.2 with respect to such testing period, certified by a director of the Borrower, which will include supporting management accounts..

6.3	Prepayment on Warrant Exercise

In the event Lender exercises its option pursuant to Section 6.04 of the SPA to deem the aggregate price payable on exercise of the warrants with US$0.70 to be applied as a prepayment under the Convertible Notes, then such deemed payment shall be deemed a prepayment under each of the Convertible Notes to be applied in accordance with clause 2.1(c) hereof.

6.4	Repayment with Net Proceeds of Public Offerings

The Borrower shall be obliged to prepay an amount equal to 25 per cent. of (a) the net proceeds from the cash exercise of the Class E Warrants outstanding on the date hereof and (b) the net proceeds of any public offering of securities (including any registered direct offering) concluded by the Borrower following the Effective Date, in each case (save where the following proviso applies) payable promptly on receipt by the Borrower of those proceeds, the proceeds of which shall be applied in accordance with clause 2.1(c)(ii) hereof provided that payments from proceeds of warrant exercises shall be made within five (5) Banking Days following the fiscal quarter in which a warrant is exercised, and then only with respect to proceeds from warrant exercises which aggregate to US$2,000,000 or more since (i) with respect to the first such payment, the Effective Date hereof, and (ii) with respect to any subsequent payment, the end of the fiscal quarter with respect to which a payment had last been made under this clause 6.4. For the avoidance of doubt, in the event the aggregate proceeds from any exercise of warrants during (i) a fiscal quarter and (ii) all preceding fiscal quarters which have been carried forward in accordance with this clause 6.4, are less than US$2,000,000, and as a result, no payment is required at the end of such fiscal quarter under the terms of this clause 6.4, the relevant proceeds shall carry forward to, and be aggregated with the proceeds of any subsequent fiscal quarters for purposes of calculating the next payment under this clause 6.4.

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6.5	Prepayment and Repayment Cap

Notwithstanding the foregoing, any amount payable pursuant to clauses 6.1, 6.2, 6.3 and 6.4, when aggregated with all such amounts paid pursuant to clauses 6.1, 6.2, 6.3 and 6.4 in the 12-month period ending on and including 31 December in the relevant year, shall not exceed US$12,000,000.

6.6	No Prepayment Fee

Notwithstanding anything contained in any of the Convertible Notes to the contrary, no prepayment fee or similar prepayment penalty shall be applicable to any amounts paid under this clause 6.

7.	NOTICES

The relevant notice provisions under each of the Convertible Notes, as applicable apply to this Agreement as if expressly incorporated herein with any necessary modifications.

8.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

9.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by laws of the State of New York.

10.	ENFORCEMENT

10.1	Arbitration

Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party's arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the third arbitrator shall be appointed by the President of the London Maritime Arbitrators Association (“LMAA”) at the time within twenty one days of the two arbitrators being appointed. The arbitration shall be conducted in accordance with the terms of the LMAA then in effect.  The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Note or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal.

11.	TERMINATION

If the SPA is terminated because the Closing Date (as defined in the SPA) does not occur on or before 7th January 2021 then this Agreement shall thereupon terminate and be deemed to be null and void thereafter.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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SCHEDULE 1

CONDITIONS PRECEDENT

1	Obligors

a)	All conditions precedent to Closing (as defined in the SPA) under the SPA have been fulfilled.

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EXECUTION PAGE

BORROWER

SIGNED by	)
duly authorised attorney-in-fact	)
for and on behalf of	)
SEANERGY MARITIME HOLDINGS CORP.	)

in the presence of:	)
Witness' signature:	)
Witness' name:	)
Witness' address:	)

OWNER

SIGNED by	)
duly authorised attorney-in-fact	)
for and on behalf of	)
PARTNER SHIPPING CO. LIMITED	)

in the presence of:	)
Witness' signature:	)
Witness' name:	)
Witness' address:	)

EMPEROR

SIGNED by	)
duly authorised attorney-in-fact	)
for and on behalf of	)
EMPEROR HOLDING LTD.	)

in the presence of:	)
Witness' signature:	)
Witness' name:	)
Witness' address:	)

LENDER

SIGNED by	)
duly authorised attorney-in-fact	)
for and on behalf of	)
JELCO DELTA HOLDING CORP.	)

in the presence of:	)
Witness' signature:	)
Witness' name:	)
Witness' address:	)

14